BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2024

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the six-month period ended June 30, 2024, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of interim condensed consolidated financial statements

Independent auditors’ report on the review of interim condensed separate financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	06.30.24	12.31.23

ASSETS

Cash and deposits in banks	3	1,450,661,054	2,054,707,627

Cash		713,253,005	1,307,432,378
Financial institutions and correspondents		730,024,702	747,275,249
B.C.R.A.		658,515,447	646,918,071
Other in the country and abroad		71,509,255	100,357,178
Other		7,383,347	-

Debt securities at fair value through profit or loss	4 and A	252,224,389	406,434,452

Derivative instruments	5	5,681,863	17,980,649

Repo transactions	6	278,874,103	2,161,621,693

Other financial assets	7	154,311,173	163,797,445

Loans and other financing	8	3,814,900,149	3,551,397,712

Non-financial government sector		1,701,146	261,043
Other financial institutions		21,887,738	27,777,421
Non-financial Private sector and Residents Abroad		3,791,311,265	3,523,359,248

Other debt securities	9 and A	2,256,515,996	1,362,264,706

Financial assets pledged as collateral	10	462,225,699	470,346,876

Current income tax assets	11.1	45,324,125	288,251

Investments in equity instruments	12 and A	9,399,258	9,367,810

Investments in associates	13	18,162,260	22,231,064

Property and equipment	14	554,898,771	536,113,034

Intangible assets	15	57,777,269	59,572,046

Deferred income tax assets	11.3	25,150,781	5,115,984

Other non-financial assets	16	153,678,877	187,402,842

Non-current assets held for sale	17	1,532,012	1,532,012

TOTAL ASSETS		9,541,317,779	11,010,174,203

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	06.30.24	12.31.23

LIABILITIES

Deposits	18 and H	5,810,545,000	6,542,466,427

Non-financial Government sector		180,351,308	61,182,871
Financial sector		1,925,622	4,625,783
Non-financial Private sector and Residents Abroad		5,628,268,070	6,476,657,773

Liabilities at fair value through profit or loss	19	194,844	18,571,084

Derivative instruments	5	514,103	3,856,508

Repo transactions and surety bonds	6	177,505,000	-

Other financial liabilities	20	889,478,741	805,844,664

Financing received from the BCRA and other financial institutions	21	47,157,561	50,677,760

Corporate bonds issued	22	11,051,664	23,040,898

Current income tax liabilities	11.2	4,135,887	345,462,804

Provisions	23 and J	32,339,921	37,255,593

Deferred income tax liabilities	11.3	-	42,095,813

Other non-financial liabilities	24	459,888,920	580,697,267

TOTAL LIABILITIES		7,432,811,641	8,449,968,818

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		743,873,408	743,873,408
Reserves		1,045,631,444	1,168,794,372
Other accumulated comprehensive income		126,486,164	312,077,435
Income for the period / year		152,242,891	295,800,788
Equity attributable to owners of the parent		2,075,591,591	2,527,903,687
Equity attributable to non-controlling interests		32,914,547	32,301,698

TOTAL EQUITY		2,108,506,138	2,560,205,385

TOTAL LIABILITIES AND EQUITY		9,541,317,779	11,010,174,203

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	Quater ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Interest income	27	973,314,484	2,486,856,397	1,379,197,247	2,525,211,868
Interest expense	28	(294,749,323)	(874,263,141)	(689,993,240)	(1,232,694,905)

Net interest income		678,565,161	1,612,593,256	689,204,007	1,292,516,963

Commission income	29	117,733,414	225,732,247	122,715,108	223,787,885
Commission expense	30	(58,933,679)	(107,051,659)	(35,732,805)	(84,716,223)

Net commission income		58,799,735	118,680,588	86,982,303	139,071,662

Net income from measurement of financial instruments at fair value through profit or loss	31	30,997,335	64,043,542	27,545,543	59,635,439
Net income from write-down of assets at amortized cost and at fair value through OCI	32	13,669,176	88,276,385	8,509,238	8,685,492
Foreign exchange and gold gains	33	20,336,351	32,465,093	12,005,311	16,855,876
Other operating income	34	28,662,886	62,315,361	27,271,353	52,528,102
Loan loss allowance	35	(41,551,067)	(73,421,769)	(41,229,186)	(78,837,366)

Net operating income		789,479,577	1,904,952,456	810,288,569	1,490,456,168

Personnel benefits	36	(109,656,130)	(216,137,933)	(107,774,113)	(209,189,752)
Administrative expenses	37	(117,128,698)	(239,566,515)	(115,754,705)	(226,031,786)
Asset depreciation and impairment	38	(17,939,329)	(30,128,337)	(12,975,250)	(25,945,328)
Other operating expenses	39	(98,073,858)	(224,066,806)	(108,091,932)	(201,408,645)

Operating income		446,681,562	1,195,052,865	465,692,569	827,880,657

Loss from associates and joint ventures		2,489,620	(931,519)	2,203,228	1,926,550
Loss on net monetary position	2.1.5.	(270,818,086)	(946,920,630)	(287,901,415)	(549,094,385)

Income before income tax		178,353,096	247,200,716	179,994,382	280,712,822

Income tax	11.4	(65,464,681)	(93,820,642)	(67,191,817)	(98,839,475)

Net income for the period		112,888,415	153,380,074	112,802,565	181,873,347

Net income for the period attributable to:
Owners of the Parent		111,009,440	152,242,891	111,674,051	180,788,503
Non-controlling interests		1,878,975	1,137,183	1,128,514	1,084,844

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.24	06.30.23

Numerator:

Net income attributable to owners of the Parent	152,242,891	180,788,503
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	152,242,891	180,788,503

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	248.4746	295.0637
Diluted earnings per share (stated in pesos) (1)	248.4746	295.0637

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Net income for the period		112,888,415	153,380,074	112,802,565	181,873,347

Other comprehensive income components to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Income / (loss) for the period from financial instruments at fair value through OCI		(154,623,441)	(265,051,924)	33,371,399	23,411,673
Reclassification adjustment for the period		(12,602,482)	(86,750,307)	(4,593,717)	5,216,014
Income tax	11.4	62,672,505	165,835,965	(11,972,661)	(14,744,138)

		(104,553,418)	(185,966,266)	16,805,021	13,883,549
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) for the period from equity instruments at fair value through OCI		(203,127)	(149,339)	2,611,395	2,570,397

		(203,127)	(149,339)	2,611,395	2,570,397

Total Other Comprehensive Income/ (Loss) for the period		(104,756,545)	(186,115,605)	19,416,416	16,453,946

Total comprehensive income / (loss)		8,131,870	(32,735,531)	132,218,981	198,327,293

Total Comprehensive income / (loss):
Attributable to owners of the Parent		6,548,832	(33,348,380)	131,090,496	197,242,525
Attributable to non-controlling interests		1,583,038	612,849	1,128,485	1,084,768

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income/(Loss)	Reserves
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments				Retained earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	743,873,408	312,077,435	479,577,622	689,216,750	295,800,788	2,527,903,687	32,301,698	2,560,205,385

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	152,242,891	152,242,891	1,137,183	153,380,074
- Other comprehensive loss for the period	-	-	-	(185,591,271)	-	-	-	(185,591,271)	(524,334)	(186,115,605)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26., 2024 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	59,160,158	-	(59,160,158)	-	-	-
Other	-	-	-	-	-	236,640,630	(236,640,630)	-	-	-

- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 44):
Dividends in kind and in cash (1)	-	-	-	-	-	(418,963,716)	-	(418,963,716)	-	(418,963,716)

Balances at fiscal period-end	612,710	6,744,974	743,873,408	126,486,164	538,737,780	506,893,664	152,242,891	2,075,591,591	32,914,547	2,108,506,138

(1) Corresponds to $ 431.24 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2023
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income/(Loss)	Reserves
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Outstanding shares
							Retained earnings
			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	743,873,408	(41,978,749)	413,713,753	565,762,961	329,319,391	2,018,048,448	30,248,697	2,048,297,145

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	180,788,503	180,788,503	1,084,844	181,873,347
- Other comprehensive income /(loss) for the period	-	-	-	16,454,022	-	-	-	16,454,022	(76)	16,453,946

- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 28. 2023 (Note 44):
Legal reserve	-	-	-	-	65,863,878	-	(65,863,878)	-	-	-
Other	-	-	-	-	-	263,455,513	(263,455,513)	-	-	-

- Distribution of dividends approved by the Superintendence of Financial and Exchange Institutions of the Argentine Central Bank on May 31 and by the Board of Directors at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(140,001,722)	-	(140,001,722)	-	(140,001,722)

Balances at fiscal period-end	612,710	6,744,974	743,873,408	(25,524,727)	479,577,631	689,216,752	180,788,503	2,075,289,251	31,333,465	2,106,622,716

(1) Corresponds to $ 58.05 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.24	06.30.23

Cash flows from operating activities

Income before income tax	247,200,716	280,712,822

Adjustment for total monetary income for the period	946,920,630	549,094,385

Adjustments to obtain cash flows from operating activities:	505,687,400	56,050,713
Depreciation and amortization	30,128,337	25,945,328
Loan loss allowance	73,421,769	78,837,366
Effect of foreign exchange changes on cash and cash equivalents	399,979,230	(66,522,678)
Other adjustments	2,158,064	17,790,697

Net decreases from operating assets:	(3,862,446,234)	(4,241,788,308)
Debt securities at fair value through profit or loss	(38,941,012)	(212,891,130)
Derivative instruments	4,756,251	(2,255,739)
Repo transactions	614,710,430	(551,418,849)
Loans and other financing	(2,160,706,358)	(1,524,547,689)
Non-financial Government sector	(1,539,320)	(11,436)
Other financial institutions	(5,174,866)	(13,585,135)
Non-financial Private sector and Residents Abroad	(2,153,992,172)	(1,510,951,118)
Other debt securities	(1,958,614,591)	(1,512,033,925)
Financial assets pledged as collateral	(168,415,589)	(144,912,145)
Investments in equity instruments	(93,770,834)	(3,324,167)
Other assets	(61,464,531)	(290,404,664)

Net increases from operating liabilities:	3,294,142,596	3,936,611,236
Deposits	2,729,541,915	2,993,903,657
Non-financial Government sector	214,417,838	5,786,342
Financial sector	(1,166,240)	6,488,277
Non-financial Private sector and Residents Abroad	2,516,290,317	2,981,629,038
Liabilities at fair value through profit or loss	(13,535,739)	191,664
Derivative instruments	(1,737,097)	635,836
Repo transactions and surety bonds	177,505,000	-
Other liabilities	402,368,517	941,880,079

Income tax paid	(225,634,159)	(6,070,806)

Total cash flows generated by operating activities	905,870,949	574,610,042

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.24	06.30.23

Cash flows from investing activities

Payments:	(46,153,821)	(20,180,279)
Purchase of property and equipment, intangible assets and other assets	(46,153,821)	(18,219,232)
Other payments related to investing activities	-	(1,961,047)

Collections:	3,000,000	1,789,475
Other collections related to investing activities	3,000,000	1,789,475

Total cash flows used in investing activities	(43,153,821)	(18,390,804)

Cash flows from financing activities

Payments:	(72,155,409)	(19,705,146)
Dividends	(48,872,362)	(85,336)
Non-subordinated corporate bonds	(7,707,056)	(1,016,463)
Financing from local financial institutions	(9,909,927)	(13,104,326)
Leases	(5,666,064)	(5,499,021)

Collections:	6,432,242	4,982,185
Other collections related to financing activities	6,432,242	4,982,185

Total cash flows used in financing activities	(65,723,167)	(14,722,961)

Effect of foreign exchange changes on cash and cash equivalents	(399,979,230)	66,522,678
Effect of net monetary income/(loss) of cash and cash equivalents	(1,001,061,304)	(689,203,860)

Total changes in cash flows	(604,046,573)	(81,184,905)
Restated cash and cash equivalents at the beginning of the year (Note 3)	2,054,707,627	1,658,707,997
Cash and cash equivalents at fiscal period-end (Note 3)	1,450,661,054	1,577,523,092

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 242 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2024.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Over the past few years, the Argentine financial market has been subject to a prolonged volatility period in the market value of government and private financial instruments including a high country risk premium, an increase in the official exchange rate of the Argentine peso to the US dollar, an increase in interest rates and a significant acceleration of the pace of inflation (see note 2.1.5 “Measurement unit”).

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the market alternative values, reaching caps of around 200%. As of the date of these financial statements, the referred gap is approximately 35%.

In terms of the national public debt management, a restructuring process has been observed, including various voluntary swaps and agreements reached regarding claims with the Paris Club and the International Monetary Fund. In addition, in recent months, the authorities in charge of the Ministry of National Economy and the BCRA (Central Bank of Argentina) have implemented restrictive monetary policy measures, along with a process of debt transfer from the BCRA to the National Treasury. This included the repurchase by the BCRA of a large portion of the put options on public securities held by financial institutions.

In this context, on December 10, 2023, the new Argentine administration took office, and issued a series of emergency measures. Some of the main goals entail, among other relevant issues, softening economic regulations, reducing the fiscal deficit mainly through a decrease in expenditure, including lowering different types of subsidies. Likewise, the Argentine peso devalued by about 55% with respect to the US dollar, which has sped up the pace of inflation, being the interannual inflation measured based on the INDEC’s CPI 272% as of the date of issuance of these financial statements.

The comprehensive program pursued by the new Administration includes economic, legal, foreign relations, infrastructure and other reforms. On December 20, 2023, Emergency Decree No. 70/2023 was issued establishing a significant number of reforms regarding which different players filed constitutional protection actions in Court in order to stop them from being implemented. In addition, on July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, which law includes issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others, is under discussion. As of the date of these financial statements, the referred law is pending regulation.

In addition, the domestic and international macroeconomic context gives rise to a certain degree of uncertainty regarding the future as regards its global economic recovery.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these consolidated condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 9,509,597 and 16,828,304, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 21, 2024.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of June 30, 2024 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated statement of financial position as of June 30, 2024 is comparatively presented with the year-end, while the statements of income and other comprehensive income for the three and six-month periods ended June 30, 2024, and the statements of changes in shareholders' equity, and cash flows for the six-month period then ended, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of June 30, 2024 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the six-month periods ended June 30, 2024 and 2023 was 79.77% and 50.68%, respectively, and for the fiscal year ended December 31, 2023, was 211.41%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Capital adjustments” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2. Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of June 30, 2024 and December 31, 2023.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of June 30, 2024 and December 31, 2023, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Moreover, in the hypothetical case that there was an unfavorable outcome and legal costs were to be paid by Consolidar AFJP S.A. (in liquidation) and that its equity was not sufficient to do so, the Bank would bear such costs, reserving its right to claim that the portion related to the remaining shareholder be reimbursed.

As of June 30, 2024 and December 31, 2023, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

(2) On November 28, 2023, a contribution in cash was made for 120,000 (270,663 in restated values). The Entity subscribed 64,667 (145,858 in restated values) and BBVA subscribed 55,333 (124,805 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of June 30, 2024 and December 31, 2023, are as follows:

Entity	Balances as of 06/30/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	137,385,560	92,564,432	22,858,775	21,962,353	2,094,665	2,012,523
PSA Finance Arg. Cía. Financiera S.A.	83,735,751	62,094,765	10,820,493	10,820,493	(778,970)	(778,970)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	365,862	80,239	153,922	131,701	(112,631)	(96,370)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	15,864,778	1,661,376	14,203,402	-	5,223,596	-
Banco BBVA Argentina S.A.	9,455,592,860	7,380,001,269	2,075,591,591	-	152,242,891	-
Withdrawals	(151,627,032)	(103,590,440)	(48,036,592)	-	(6,426,660)	-
Consolidated	9,541,317,779	7,432,811,641	2,075,591,591	32,914,547	152,242,891	1,137,183

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	127,012,847	86,298,912	20,764,107	19,949,828	1,450,244	1,393,377
PSA Finance Arg. Cía. Financiera S.A.	82,918,993	58,671,407	12,123,793	12,123,793	(716,155)	(716,153)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	538,027	43,399	266,551	228,077	43,115	36,890
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	24,752,641	4,269,383	20,483,258	-	13,550,767	-
Banco BBVA Argentina S.A.	10,894,096,553	8,366,192,866	2,527,903,687	-	295,800,788	-
Withdrawals	(119,144,858)	(65,507,149)	(53,637,709)	-	(14,327,971)	-
Consolidated	11,010,174,203	8,449,968,818	2,527,903,687	32,301,698	295,800,788	714,114

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of June 30, 2024.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of June 30, 2024 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2023, already issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2023. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2023, already issued.

2.3.1. Going concern

Bank Management assessed its capacity to continue as a going concern and concluded that it has the resources to continue in the business in the near future. Management is not aware of any material uncertainty that could compromise the Bank’s capacity to continue as a going concern. Therefore, these consolidated financial statements were prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2023, already issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2024, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date.

Amendment to IFRS 16 – Lease liability in a sale and leaseback:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, addressing the disclosure format for profit or loss in the financial statements, the performance measures defined by management and the aggregation/breakdown of information in disclosures. This regulation will replace IAS 1 and is effective as from January 1, 2027. The Bank is assessing the effects that this regulation would have on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date,” that is, when the related obligation is fulfilled, canceled, expires, or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities settled through an electronic payment system before the settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social, and governance (ESG) and other similar contingent characteristics.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that make reference to a contingent event (including those linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments will become effective on January 1, 2026. The Entity is currently evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.24	12.31.23

Cash	713,253,005	1,307,432,378
B.C.R.A. - Current account	658,515,447	646,918,071
Balances with other local and foreign financial institutions	71,509,255	100,357,178
Cash and cash equivalents for spot purchases or sales pending settlement	7,383,347	-

TOTAL	1,450,661,054	2,054,707,627

The balances of Cash and deposits in banks as of June 30, 2023 and as of December 31, 2022, amounted to 1,577,523,092 and 1,658,707,997, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.24	12.31.23

Government securities	251,882,671	402,568,806
Private securities – Corporate bonds	341,718	3,865,646

TOTAL	252,224,389	406,434,452

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset, interest rates swaps and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	3,850,285	15,345,737
Income from put options taken (1)	1,480,831	2,634,912
Debit balances linked to interest rate swaps (floating rate for fixed rate)	350,747	-

TOTAL	5,681,863	17,980,649
(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA (See Note 53 – Subsequent events – Termination of liquidity options with the BCRA).

Liabilities

	06.30.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	514,103	3,856,508

TOTAL	514,103	3,856,508

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	06.30.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	326,971	169,836
Foreign currency forward sales - US$	298,956	119,093
Foreign currency forward sales - Euros	6,888	5,500

Interest rate swaps

Fixed rate for floating rate (1)	2,044,000	-

Put options

Put options taken (2)	552,080,875	142,183,107

(1) Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

(2)See Note 9.2.

6. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Notes/Liquidity Bills with the BCRA (1)	278,874,103	2,161,621,693

TOTAL	278,874,103	2,161,621,693

(1)	As of June 30, 2024 and December 31, 2023, repurchase transactions involving BCRA Notes/Liquidity Bills fall due on July 1, 2024 and January 2, 2024, respectively.

Repo transactions and surety bonds

	06.30.24	12.31.23

Amounts payable for borrowing surety bond transactions	177,505,000	-

TOTAL	177,505,000	-

7. Other financial assets

Breakdown is as follows:

	06.30.24	12.31.23
Measured at amortized cost

Other receivables	79,824,870	88,794,612
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	42,629,978	72,762,067
Financial debtors from spot transactions pending settlement	22,857,000	1,657,321
Non-financial debtors from spot transactions pending settlement	5,830,364	1,572,262
Other	4,329,204	228,478

	155,471,416	165,014,740

Measured at fair value through profit or loss

Mutual funds	399,884	1,333,573

	399,884	1,333,573

Allowance for loan losses (Exhibit R)	(1,560,127)	(2,550,868)

TOTAL	154,311,173	163,797,445

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.24	12.31.23

Credit cards	1,196,872,037	1,263,184,017
Overdrafts	526,657,332	317,326,589
Unsecured instruments	490,913,703	571,800,241
Loans for the prefinancing and financing of exports	395,491,145	275,412,661
Consumer loans	344,345,512	272,930,097
Discounted instruments	300,898,087	261,051,064
Mortgage loans	160,874,649	142,747,432
Pledge loans	52,515,046	79,702,419
Other financial institutions	22,453,954	29,540,343
Loans to personnel	20,592,013	18,460,037
Receivables from finance leases	15,449,181	22,866,560
Instruments purchased	2,498,662	5,421,155
Non-financial Government sector	1,701,146	261,043
Other financing	363,301,444	372,349,484

	3,894,563,911	3,633,053,142

Allowance for loan losses (Exhibit R)	(79,663,762)	(81,655,430)

TOTAL	3,814,900,149	3,551,397,712

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.24		12.31.23
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	10,345,827	3,769,940	16,162,836	4,673,338
From 1 to 2 years	9,338,086	3,981,094	16,673,776	6,567,703
From 2 to 3 years	7,422,684	4,088,294	12,200,922	5,539,422
From 3 to 4 years	2,679,436	1,719,702	6,582,042	3,945,489
From 4 to 5 years	1,928,016	1,890,151	2,351,411	2,140,608

TOTAL	31,714,049	15,449,181	53,970,987	22,866,560

Share capital		14,992,531		21,705,500
Accrued interest		456,650		1,161,060

TOTAL		15,449,181		22,866,560

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.24	12.31.23

Total Exhibits B and C	4,094,554,897	3,840,739,444
Plus:
Loans to personnel	20,592,013	18,460,037
Interest and other items accrued receivable from financial assets with credit value impairment	1,680,394	1,461,128
Less:
Allowance for loan losses (Exhibit R)	(79,663,762)	(81,655,430)
Adjustments for effective interest rate	(24,849,223)	(24,577,532)
Corporate bonds and other private securities	(24,298,004)	(16,883,150)
Loan commitments	(173,116,166)	(186,146,785)

Total loans and other financing	3,814,900,149	3,551,397,712

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2024 and December 31, 2023, the Group holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.24	12.31.23

Liabilities related to foreign trade transactions	56,162,123	68,678,044
Guarantees granted	44,842,444	4,907,628
Secured loans	36,600,376	79,886,340
Overdrafts and receivables not used	35,511,223	32,674,773

TOTAL	173,116,166	186,146,785

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1. Financial instruments risk policies to the consolidated financial statements as of December 31, 2023).

Financing line for productive investment

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023, 2023/2024 Quotas and MiPyME Mínimo, pursuant to the following conditions for the quotas in force during fiscal year 2023 and 2024:

Account	2022/2023 Quota	2023 Quota	2023/2024 Quota	MiPyME Mínimo Quota
Applicable law	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848	“A” 7983
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculation of application	Between 10.1.2022 and 03.31.2023	Between 04.1.2023 and 09.30.2023	Between 10.1.2023 and 03.31.2024	As from 04.1.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.		Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.	The interest rate to be agreed upon by the parties.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of June 30, 2024, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum Amount to be Allocated (1)	Simple Average of Daily Balances (1)	Amount Disbursed (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	129,484,282	220,930,680
MiPyME Mínimo Quota	(*)	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “A” 7983 has not expired.

(1) The amounts are exposed in nominal values.

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	06.30.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	114,599,443	88,992,145
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	24,305,153	58,258,587
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	13,838,418	26,555,747

TOTAL	152,743,014	173,806,479

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	06.30.24	12.31.23

Government securities (1)	2,065,693,355	938,185,848
Private securities – Corporate bonds	23,719,564	16,106,145
Local BCRA Bills in foreign currency	14,360,063	125,430,947
BCRA Liquidity Bills in pesos	-	108,735,287

TOTAL	2,103,772,982	1,188,458,227

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of June 30, 2024, their notional value stood at 552,080,874,862 (see Exhibit A and O to the separate condensed interim financial statements).

Debt Swap - August 2024

During August 2024, the Bank participated in a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 of the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Type	Nominal values
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (BOND T2X5)	4,730,000,000
Treasury Bonds in Pesos adjusted by Cer 4%. Maturity October 14, 2024 (BOND T4X4)	14,420,000,000

Securities Received
Type	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5)	56,422,237,648

10. Financial assets pledged as collateral

Breakdown is as follows:

		06.30.24	12.31.23

Deposits as collateral	(1)	243,824,496	50,271,975
BCRA - Special guarantee accounts (Note 47.1)	(2)	142,061,706	174,246,598
Guarantee trust - Government securities at fair value through OCI	(3)	76,312,647	234,777,376
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	26,850	11,050,927

TOTAL		462,225,699	470,346,876

(1)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bond transactions.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T2X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(4)	The trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

11. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	06.30.24	12.31.23

Advances	45,324,125	288,251
	45,324,125	288,251

11.2. Current income tax liabilities

Breakdown is as follows:

	06.30.24	12.31.23

Income tax provision	5,267,313	352,185,329
Advances	(774,099)	(6,102,718)
Collections and withholdings	(357,327)	(619,807)

	4,135,887	345,462,804

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		06.30.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	24,736,619	(3,855,161)	-	20,881,458	-
Provisions	64,008,438	(25,344,820)	-	38,663,618	-
Loans and cards commissions	6,489,821	1,332,567	-	7,822,388	-
Organizational expenses and others	(30,468,557)	(3,740,376)	-	-	(34,208,933)
Property and equipment and miscellaneous assets	(75,051,594)	(509,781)	-	-	(75,561,375)
Debt securities and investments in equity instruments	(31,249,490)	(148,281,621)	165,835,965	-	(13,695,146)
Tax inflation adjustment	2,292,106	(1,621,186)	-	670,920	-
Tax losses	2,262,735	78,315,064	-	80,577,799	-
Other	93	(41)	-	52	-

Balance	(36,979,829)	(103,705,355)	165,835,965	148,616,235	(123,465,454)

Offsettings				(123,465,454)	123,465,454

Net deferred asset				25,150,781	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	28,172,230	(3,435,611)	-	24,736,619	-
Provisions	70,618,478	(6,610,040)	-	64,008,438	-
Loans and cards commissions	6,835,611	(345,790)	-	6,489,821	-
Organizational expenses and others	(27,281,028)	(3,187,529)	-	-	(30,468,557)
Property and equipment and miscellaneous assets	(72,842,830)	(2,208,764)	-	-	(75,051,594)
Debt securities and investments in equity instruments	(53,303,384)	204,396,440	(182,342,546)	-	(31,249,490)
Tax inflation adjustment	14,365,424	(12,073,318)	-	2,292,106	-
Other	4,484,563	(2,221,828)	-	2,262,735	-
Tax losses	241	(148)	-	93	-

Balance	(28,950,695)	174,313,412	(182,342,546)	99,789,812	(136,769,641)

Offsettings				(94,673,828)	94,673,828

Balance				5,115,984	(42,095,813)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Current income tax expense	8,155,931	9,884,713	(54,289,007)	(98,653,817)
Income / (loss) from deferred income tax	(73,620,612)	(103,705,355)	(12,902,810)	(185,658)

Income tax recognized through profit or loss	(65,464,681)	(93,820,642)	(67,191,817)	(98,839,475)

Income tax recognized through OCI	62,672,505	165,835,965	(11,972,661)	(14,744,138)

Total income tax	(2,792,176)	72,015,323	(79,164,478)	(113,583,613)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended June 30, 2024 and 2023 was 38% and 35%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative tax inflation adjustment, as the case may be, related to the first, second and third fiscal years beginning on January 1, 2018, is allocated one-third in that fiscal year and the remaining two-thirds, equally, in the two subsequent fiscal years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2024, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24,073, section 4 of Law No. 25,561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27,468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20,628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (17,280,094 in values restated as of June 30, 2024).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (55,967,587 in values restated as of June 30, 2024), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

On September 19, 2023, the Court of Appeals partially accepted the extraordinary appeal submitted to the Argentine Supreme Court of Justice. At present, it is awaiting for the Argentine Supreme Court of Justice to decide on the appeals filed by the AFIP (Federal Public Revenue Agency).

Based on the foregoing, as of June 30, 2024, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (93,465,638 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (82,844,235 in restated values) and on the income tax expense of 784,000 (10,621,410 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank appealed the decision by which the Bank should bear the costs and requested that they be borne by the losing party. On August 23, 2023, the AFIP appeals the subject matter of the case requesting that the decision be revoked.

On July 1, 2024, the Appellate Court rejected AFIP’s claims regarding the substance of the case and also resolved to impose legal costs according to each party to the case in both instances. The AFIP filed an extraordinary appeal against the decision in favor of the Bank.

- Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

On June 6, 2023, Court No. 9 forwarded the proceedings to the prosecutor's office to rule on jurisdiction. Once the prosecutor's opinion was submitted on June 8, the Court declared its jurisdiction.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA became final. Such calculation was filed.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

As to the 2013 tax period, on December 27, 2023, the AFIP deposited on the bank account in the Bank’s name the amount of 1,037,484 (in nominal terms), comprising 264,257 (in nominal terms) as principal and 773,227 (in nominal terms) as principal and interest.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 10,636,060 restated as of June 30, 2024.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

The AFIP and the Entity filed extraordinary appeals. At present, the appeals filed are pending resolution.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	06.30.24	12.31.23

Private securities - Shares of other non-controlled companies	6,023,682	5,799,340

TOTAL	6,023,682	5,799,340

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	06.30.24	12.31.23

Compensadora Electrónica S.A.	1,603,181	1,603,181
Mercado Abierto Electrónico S.A.	955,719	920,103
Banco Latinoamericano de Exportaciones S.A.	547,025	727,122
Seguro de Depósitos S.A.	229,384	259,329
Other	40,267	58,735

TOTAL	3,375,576	3,568,470

13. Investments in associates

Breakdown is as follows:

	06.30.24	12.31.23

BBVA Seguros Argentina S.A.	6,763,044	8,467,393
Rombo Compañía Financiera S.A.	6,277,091	5,532,413
Interbanking S.A.	2,786,797	3,793,848
Play Digital S.A.(1)	1,805,697	3,511,006
Openpay Argentina S.A.(2)	529,631	926,404

TOTAL	18,162,260	22,231,064
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of March 31, 2024 has been used. In addition, the significant transactions made or events occurred between April 1 and June 30, 2024 were considered.
(2)	On April 19, 2023, 29,205 (in nominal values) shares were subscribed for and paid in in cash. See also note 53.

14. Property and equipment

Breakdown is as follows:

	06.30.24	12.31.23

Real estate	394,960,058	400,008,290
Furniture and facilities	68,028,851	68,925,768
Right of use of leased real estate	47,950,511	43,757,439
Machinery and equipment	29,803,924	14,177,214
Construction in progress	12,337,521	7,334,307
Vehicles	1,817,906	1,910,016

TOTAL	554,898,771	536,113,034

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	06.30.2024	12.31.2023

Real estate - Balvanera	(1,285,550)	(1,285,550)
Real estate - Libertador	(1,045,997)	(1,045,997)
Real estate - Store 1 Puerto Madero	(539,144)	(539,144)
Real estate - Store 5 Puerto Madero	(395,803)	(395,803)
Real estate - Cerro Las Rosas	(130,416)	(130,416)
Real estate - Mar del Plata	(127,200)	(127,200)
Real estate - Lavallol	(82,427)	(82,427)
Real estate - La Plata	(74,625)	(74,625)
Real estate - Monte Grande	(70,519)	(70,519)
Real estate - Bahía Blanca	(26,516)	(26,516)

TOTAL	(3,778,197)	(3,778,197)

15. Intangible assets

Breakdown is as follows:

	06.30.24	12.31.23

Own systems development expenses	57,777,269	59,572,046

TOTAL	57,777,269	59,572,046

16. Other non-financial assets

Breakdown is as follows:

	06.30.24	12.31.23

Investment properties	107,177,247	108,138,204
Prepayments	19,735,565	22,167,881
Advances to suppliers of goods	12,993,622	11,869,312
Tax advances	6,667,210	13,571,640
Other miscellaneous assets	3,309,783	2,065,136
Advances to personnel	341,608	15,293,719
Assets acquired as security for loans	137,631	142,096
Other	3,316,211	14,154,854

TOTAL	153,678,877	187,402,842

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	06.30.24	12.31.23

Leased real estate - Viamonte	(428,422)	(428,422)

TOTAL	(428,422)	(428,422)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	06.30.24	12.31.23

Real estate held for sale - Fisherton	860,168	860,168
Real estate held for sale – Mendoza	280,292	280,292
Real estate held for sale – Villa Lynch	225,257	225,257
Real estate held for sale - Bernal	166,295	166,295

TOTAL	1,532,012	1,532,012

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	06.30.2024	12.31.2023

Real estate held for sale - Fisherton	(445,285)	(445,285)

TOTAL	(445,285)	(445,285)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.24	12.31.23

Non-financial Government sector	180,351,308	61,182,871
Financial Sector	1,925,622	4,625,783
Non-financial Private Sector and Residents Abroad	5,628,268,070	6,476,657,773
Savings accounts	2,447,177,375	3,092,363,929
Time deposits	1,645,259,098	1,366,130,993
Checking accounts	1,223,649,686	1,642,511,397
Investment accounts	274,051,001	327,413,795
Other	38,130,910	48,237,659

TOTAL	5,810,545,000	6,542,466,427

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.24	12.31.23

Liabilities for transactions with government securities	194,844	18,571,084

TOTAL	194,844	18,571,084

20. Other financial liabilities

Breakdown is as follows:

	06.30.24	12.31.23

Obligations from financing of purchases	598,988,296	505,531,443
Credit balance for spot purchases or sales pending settlement	121,374,652	1,381,802
Collections and other transactions on behalf of third parties	51,095,922	73,352,352
Lease liabilities (Note 25)	28,913,894	42,262,371
Funds collected on behalf of AFIP	27,355,286	132,811,097
Payment orders pending credit	25,019,688	25,708,482
Receivables from spot purchases pending settlement	19,498,878	611,801
Commissions accrued payable	11,093	23,104
Other	17,221,032	24,162,212

TOTAL	889,478,741	805,844,664

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.24	12.31.23

Financing received from local financial institutions	35,886,028	45,677,583
Financing received from foreign financial institutions	11,130,548	4,803,637
Financing received from BCRA	140,985	196,540

TOTAL	47,157,561	50,677,760

22. Corporate bonds issued

As of June 30, 2024 and December 31, 2023, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.24	Outstanding securities as of 12.31.23

Class 10 Volkswagen Financial Services	10/12/2023	10,000,000	10/12/2024	Badlar + 4.5 (class 10)	Quarterly	10,000,000	17,977,233

				Total Consolidated Principal		10,000,000	17,977,233
				Consolidated Interest accrued payable		1,051,664	5,063,665
				Total Consolidated Principal and Interest accrued		11,051,664	23,040,898

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

23.        Provisions

Breakdown is as follows:

	06.30.24	12.31.23

Provision for contingent commitments (Exhibits J and R)	12,186,518	10,736,669
Provisions for termination plans (Exhibit J)	1,477,582	1,384,429
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	8,989
Other contingencies	18,670,821	25,125,506
Provision for commercial lawsuits	12,811,111	16,270,737
Provision for labor lawsuits	1,296,334	3,470,088
Provision for tax lawsuits	1,286,433	1,641,124
Other	3,276,943	3,743,557

TOTAL	32,339,921	37,255,593

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 147 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 34,627, out of which a cash disbursement of approximately 21,066 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.24	12.31.23

Miscellaneous creditors	170,071,076	230,219,176
Short-term personnel benefits	81,162,286	109,697,916
Other collections and withholdings	67,401,369	75,476,551
Dividends payable (Note 44)	50,638,718	-
Advances collected	47,055,690	88,630,853
Other taxes payable	29,829,996	61,311,708
Long-term personnel benefits	6,053,337	5,743,057
For contract liabilities	3,970,951	3,061,721
Social security payment orders pending settlement	719,580	666,842
Termination benefits payable	41,603	2,088,122
Other	2,944,314	3,801,321

TOTAL	459,888,920	580,697,267

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2024:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated			Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	For the Period (1)	fiscal period end	06.30.24

Leased real estate	88,288,931	6,872,461	3,298,774	44,531,492	1,966,358	1,346,973	43,912,107	47,950,511

(1) See note 38

	Original			Amortization				Residual
	value as of			Accumulated			Accumulated as of	value as of
Account	01.01.23	Additions	Derecognitions	as of 01.01.23	Derecognitions	For the Period	fiscal year end	12.31.23

Leased real estate	77,543,176	17,040,393	6,294,638	44,761,668	4,548,280	4,318,104	44,531,492	43,757,439

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.24	12.31.23

Up to 1 year	1,549,556	293,210	1,842,766	2,198,218
From 1 to 5 years	20,199,937	1,675,041	21,874,978	31,600,936
More than 5 years	5,196,150	-	5,196,150	8,463,217

			28,913,894	42,262,371

Interest and exchange rate difference recognized in profit or loss

	06.30.24	06.30.23

Other operating expenses
Interest on lease liabilities (Note 39)	(1,698,838)	(1,442,795)

Exchange rate difference
Exchange rate difference for finance lease	(3,524,454)	(17,154,014)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

BCRA regulations establish that 20% of net income determined in accordance with BCRA Generally Accepted Accounting Principles must be allocated to the legal reserve (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves that may be created by express corporate will.
–	IFRS first time adoption reserve: arising from the valuation differences of assets and liabilities based on international financial reporting standards upon initial adoption.

27. Interest income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated 06.30.23

Premiums on reverse repurchase	147,555,394	689,878,406	117,575,604	198,155,028
Stabilization Coefficient (CER) clause	254,076,949	588,079,200	169,065,736	270,092,925
Interest on instruments	102,237,009	266,852,883	120,529,859	209,230,415
Interest on government securities	139,403,670	206,044,925	565,223,471	1,050,049,450
Interest on credit card loans	93,400,322	201,502,886	122,587,374	243,369,038
Interest on overdrafts	63,606,083	146,433,833	75,161,846	154,666,471
Acquisition Value Unit (UVA) clause	56,117,353	135,904,122	51,735,074	91,643,129
Interest on other loans	39,425,982	103,300,620	69,672,972	134,848,092
Interest on consumer loans	52,435,576	99,797,725	59,161,101	114,925,177
Interest on pledge loans	9,987,201	21,233,468	16,385,573	32,168,803
Interest on loans to the financial sector	2,730,700	6,560,119	2,375,430	4,746,339
Interest on mortgage loans	4,833,564	6,054,713	2,355,893	7,257,087
Interest on finance leases	2,664,160	5,904,855	3,908,534	7,954,715
Interest on loans for the prefinancing and financing of exports	2,462,780	3,979,004	721,117	1,431,240
Interest on private securities	912,383	2,582,517	1,658,258	2,669,120
Other interest	1,465,358	2,747,121	1,079,405	2,004,839

TOTAL	973,314,484	2,486,856,397	1,379,197,247	2,525,211,868

28. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Time deposits	190,411,847	462,521,942	535,840,236	985,377,388
Checking accounts deposits	48,625,473	285,618,162	114,194,007	172,555,767
Acquisition Value Unit (UVA) clause	37,303,493	87,375,549	24,961,615	46,960,195
Other liabilities from financial transaction	11,119,854	15,219,115	430,995	1,286,983
Interfinancial loans received	2,480,937	12,485,830	11,400,561	21,009,978
Savings accounts deposits	4,774,066	11,008,866	3,156,011	5,491,026
Premiums on reverse repurchase transactions	29,620	29,620	256	256
Other interest	4,033	4,057	9,559	13,312

TOTAL	294,749,323	874,263,141	689,993,240	1,232,694,905

29. Commission income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

From credit cards	61,602,914	116,765,270	59,355,209	96,902,625
Linked to liabilities	30,599,978	58,018,489	40,095,163	81,533,532
Linked to loans	12,734,191	24,134,621	11,118,056	22,312,618
From foreign trade and foreign currency transactions	5,203,403	11,267,803	5,268,976	9,913,589
From insurance	4,053,451	7,966,135	4,428,698	8,881,265
Linked to securities	3,290,643	7,194,586	2,092,410	3,857,993
Linked to loan commitments	162,168	223,058	310,590	310,590
From guarantees granted	86,666	162,285	46,006	75,673

TOTAL	117,733,414	225,732,247	122,715,108	223,787,885

30. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

From credit and debit cards	34,192,976	56,812,439	15,699,980	52,447,532
For foreign trade transactions	14,031,108	27,690,305	7,890,891	9,382,717
For payment of salaries	4,155,842	8,633,250	3,835,868	6,757,387
For new channels	3,413,351	6,431,007	2,590,923	4,675,753
For data processing	2,627,296	4,789,967	1,979,751	3,763,801
For advertising campaigns	54,020	274,268	247,441	453,427
Linked to transactions with securities	26,561	61,958	23,362	47,979
Other commission expenses	432,525	2,358,465	3,464,589	7,187,627

TOTAL	58,933,679	107,051,659	35,732,805	84,716,223

31. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from government securities	31,851,350	73,236,703	27,419,949	53,689,716
Income from private securities	1,003,014	1,310,265	1,767,531	4,718,292
Income from corporate bonds	729,609	843,211	743	743
Income from interest rate swaps	385,823	385,823	(220,061)	(119,361)
Loss from put options taken	(441,711)	(1,165,864)	(315,648)	(439,737)
Income from foreign currency forward transactions	(2,530,750)	(10,568,970)	(1,106,524)	1,786,247
Other	-	2,374	(447)	(461)

TOTAL	30,997,335	64,043,542	27,545,543	59,635,439

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from sale of government securities	9,698,105	84,371,890	8,504,568	8,680,822
Loss from sale of private securities	3,971,071	3,904,495	4,670	4,670

TOTAL	13,669,176	88,276,385	8,509,238	8,685,492

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from purchase-sale of foreign currency	11,610,752	19,531,721	18,182,044	33,631,229
Conversion of foreign currency assets and liabilities into pesos	8,725,599	12,933,372	(6,176,733)	(16,775,353)

TOTAL	20,336,351	32,465,093	12,005,311	16,855,876

34. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Adjustments and interest on miscellaneous receivables	9,014,239	25,290,607	10,612,830	20,096,254
Rental of safe deposit boxes	4,497,910	7,777,748	3,882,212	7,026,758
Debit and credit card commissions	2,571,480	4,859,669	2,011,984	4,202,835
Loans recovered	3,076,046	4,823,466	2,098,952	5,097,919
Punitive interest	1,510,698	2,649,338	1,170,435	2,185,283
Rent	1,122,872	2,458,376	1,077,763	2,206,247
Allowances reversed	1,734,438	2,022,372	660,755	1,031,428
Fees expenses recovered	823,148	1,663,411	1,008,311	2,016,043
Commission from syndicated transactions	289,910	613,634	351,132	811,943
Other operating income	4,022,145	10,156,740	4,396,979	7,853,392

TOTAL	28,662,886	62,315,361	27,271,353	52,528,102

35. Loan loss allowance

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	41,592,258	71,260,858	40,384,032	77,254,445
Loan loss allowance in foreign currency	(71,877)	2,149,423	823,545	1,534,243

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	30,686	11,488	21,609	48,678

TOTAL	41,551,067	73,421,769	41,229,186	78,837,366

36. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Salaries	57,466,727	114,910,798	55,681,312	114,880,895
Other short-term personnel benefits	13,423,090	40,589,503	24,881,087	45,859,443
Social security withholdings and collections	15,939,918	34,606,223	16,876,247	34,101,963
Personnel compensation and bonuses	16,606,189	18,014,513	4,340,759	6,749,773
Personnel services	2,660,906	4,457,596	2,404,760	4,007,730
Termination personnel benefits (Exhibit J)	707,481	707,481	563,415	563,415
Other long-term personnel benefits	2,851,819	2,851,819	3,026,533	3,026,533

TOTAL	109,656,130	216,137,933	107,774,113	209,189,752

37. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Taxes	28,125,223	56,650,720	22,151,839	44,364,765
Rent	15,075,984	33,041,352	17,973,771	34,052,685
Contracted administrative expenses	16,968,248	32,044,919	13,830,038	26,037,172
Maintenance and repair costs	9,291,970	19,098,335	8,671,661	18,379,865
Armored transportation services	9,846,824	18,680,495	9,361,792	18,686,750
IT	7,844,379	15,935,509	17,495,369	30,042,372
Advertising	7,502,473	15,889,427	6,306,308	13,425,776
Documents distribution	3,833,341	9,603,377	2,874,623	6,056,752
Electricity and communications	3,952,360	7,943,727	3,593,350	7,335,298
Other fees	3,590,729	6,911,041	3,817,823	6,811,547
Security services	3,203,624	6,537,392	2,635,137	5,156,762
Trade reports	2,029,502	4,291,653	1,103,674	4,588,420
Insurance	709,464	1,552,437	774,373	1,648,599
Representation and travel expenses	609,703	1,390,880	709,175	1,258,814
Stationery and supplies	314,713	488,097	149,704	261,500
Fees to Bank Directors and Supervisory Committee	130,479	258,281	137,614	248,031
Other administrative expenses	4,099,682	9,248,873	4,168,454	7,676,678

TOTAL	117,128,698	239,566,515	115,754,705	226,031,786

38. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Property and equipment (Note 14)	10,753,316	20,897,487	9,575,620	19,440,960
Intangible assets (Note 15)	5,639,247	6,918,402	1,529,016	3,047,966
Right of use of leased real estate (Note 14)	860,760	1,346,973	1,194,238	2,487,584
Depreciation of other assets	686,006	965,475	676,376	968,818

TOTAL	17,939,329	30,128,337	12,975,250	25,945,328

39. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Turnover tax	92,540,470	164,412,112	84,406,560	156,329,331
Other allowances (Exhibit J)	(17,489,725)	23,499,765	8,019,007	15,206,887
Initial recognition of loans	2,757,114	6,424,359	3,922,343	8,507,237
Contribution to the Deposit Guarantee Fund (Note 46)	2,058,766	4,009,223	2,671,687	5,365,279
Adjustment for restatement of dividends in constant currency	10,280,527	10,280,527	-	-
Claims	683,453	1,289,244	1,058,434	2,324,928
Interest on liabilities from leases (Note 25)	822,456	1,698,838	653,320	1,442,795
Other operating expenses	6,420,797	12,452,738	7,360,581	12,232,188

TOTAL	98,073,858	224,066,806	108,091,932	201,408,645

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2024 is detailed below:

	Accounting balance	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	252,224,389	251,882,671	129,344	212,374
Derivative instruments	5,681,863	-	5,681,863	-
Other financial assets	399,884	399,884	-	-
Other debt securities	2,103,772,982	1,665,054,823	437,856,247	861,912
Financial assets pledged as collateral	269,169,814	269,169,814	-	-
Investments in equity instruments	9,399,258	6,023,682	578,440	2,797,136

Financial liabilities

Liabilities at fair value through profit or loss	194,844	194,844	-	-
Derivative instruments	514,103	-	514,103	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	406,434,452	402,568,806	2,969,105	896,541
Derivative instruments	17,980,649	-	17,980,649	-
Other financial assets	1,333,573	1,333,573	-	-
Other debt securities	1,188,458,227	938,185,848	241,839,660	8,432,719
Financial assets pledged as collateral	245,785,501	240,008,751	5,776,750	-
Investments in equity instruments	9,367,810	5,799,340	777,005	2,791,465

Financial liabilities

Liabilities at fair value through profit or loss	18,571,084	18,561,838	9,246	-
Derivative instruments	3,856,508	-	3,856,508	-

Financial assets at fair value mainly consist of Argentine Bonds, Argentine Treasury Bills, Ledivs (BCRA Local Bills), private debt securities (corporate bonds). Likewise, financial derivatives are classified at fair value. Such derivatives include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 1 to Level 2 of the fair value hierarchy:

	06.30.24	12.31.23

Treasury Bonds in pesos adjusted by Cer 4.25% due 12-13-2024	280,284,727	-

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.24	12.31.23

Treasury bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	-	92,371,641
Treasury bonds in pesos adjusted by Cer 2%. Maturity 11-9-2026	-	61,094

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, Badlar rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV) are valued at their latest subscription price plus interest accrued since they cannot be transferred and do not accrue any interest.

In the case of Corporate Bonds in Dollars, they were valued by determining the present value of future flow of funds with an interest rate curve with comparable corporate bonds, while corporate bonds in pesos are valued at their latest price plus accrued interest.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows based on the interest rate, according to the estimated curve using bonds in Argentine pesos at a fixed rate and bills issued by the Argentine government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer US dollar (dólar divisa) selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the wire transfers dollar selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer Euro selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the wire transfer euro selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the wire transfer US dollar selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end.

–	ON Banco de Servicios Financieros (ON BSCPO)
–	Refi Pampa (ON REF2B)
–	Newsan S.A (ON WNCMO)
–	Newsan S.A. (ON WNCKO)

–	Newsan S.A (ON WNCLO)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

	ON REF2B	ON BSCPO	ON WNCMO	ON WNCKO	ON WNCLO
+2%	2.000%	1.897%	1.928%	1.983%	1.972%
+5%	5.000%	4.744%	4.820%	4.959%	4.929%
+10%	10.000%	9.487%	9.640%	9.917%	9.859%

UVA Scenarios	Changes in final price

ON REF2B
+5%	5.000%
+10%	10.000%
+15%	15.000%

Badlar Rate Scenarios	Changes in final price
	ON BSCPO	ON WNCMO	ON WNCKO	ON WNCLO
5%	-0.0064%	-0.0179%	-0.0064%	-0.1207%
10%	-0.0128%	-0.0359%	-0.0128%	-0.2414%
15%	-0.0192%	-0.0538%	-0.0192%	-0.3622%

Put options:

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Underlying	Asset
2X5N2D001	BOND T2X5
4X4NOB001	BOND T4X4
4X4N9P001	BOND T4X4
4X4NOB001	BOND T4X4
4X4NOE001	BOND T4X4
T5XNDD001	BOND T5X4
T5XNDD001	BOND T5X4
BONDN7001	BOND TX25
BOND6T001	BOND TZX26
TZDNDC001	BONO TZXD5
TZXN3U002	BONO TZXM6
TZXN3U002	BONO TZXM6
S28N2R001	LT S28F5
S31N3S001	LT S31M5

Scenarios of sensitivity to the price of the underlying asset:

Scenarios:	Changes in final price
Changes in Underlying Price	T2X5	T4X4	T5X4	TX25*	TZX26	TZXD5**	TZXM6
-6%	0.30%	0.30%	0.24%	0.30%	0.10%	0.06%	0.06%
-4%	0.20%	0.20%	0.16%	0.20%	0.07%	0.04%	0.04%
-2%	0.10%	0.10%	0.08%	0.10%	0.03%	0.02%	0.02%
-0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
6%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Scenarios:	Changes in final price
Changes in Underlying Price	LT S28F5	LT S31M5
-6%	0.07%	0.06%
-4%	0.04%	0.04%
-2%	0.02%	0.02%
-0.01%	0.00%	0.00%
0%	0.00%	0.00%
0.01%	0.00%	0.00%
2%	0.00%	0.00%
4%	0.00%	0.00%
6%	0.00%	0.00%

* Based on the price of the T2X5P bond. According to the Central Bank’s regulations, in the absence of a price for the security, the purchase price will be calculated based on traded values for similar instruments and different trading terms using linear interpolation. We considered CER-linked bonds maturing in 2025 as reference.

** Based on the price of the TZXM6 bond. According to the Central Bank’s regulations, in the absence of a price for the security, the purchase price will be calculated based on traded values for similar instruments and different trading terms using linear interpolation. We considered discount CER-linked bonds with close maturity as reference.

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	06.30.24	12.31.23

Balance at the beginning of the fiscal year	12,120,725	3,640,514

Other debt securities - Private securities – Corporate bonds	(3,828,865)	7,263,661
Debt securities at fair value through profit or loss - Private securities – Corporate bonds	(286,335)	896,541
Equity instruments	1,244,358	2,791,465
Monetary loss from assets at fair value	(5,378,461)	(2,471,456)

Balances at fiscal period end	3,871,422	12,120,725

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2024 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	1,450,661,054	(a)	-	-	-
Repo transactions	278,874,103	(a)	-	-	-
Other financial assets	153,911,289	(a)	-	-	-
Loans and other financing
Non-financial Government Sector	1,701,146	(a)	-	-	-
Other financial institutions	21,887,738	24,746,182	-	24,746,182	-
Non-financial Private sector and Residents Abroad	3,791,311,265	3,815,655,238	-	-	3,815,655,238
Other debt securities	152,743,014	154,001,698	-	154,001,698	-
Financial assets pledged as collateral	193,055,885	(a)	-	-	-

Financial liabilities
Deposits	5,810,545,000	5,787,608,244	-	-	5,787,608,244
Repo transactions and surety bonds	177,505,000	(a)	-	-	-
Other financial liabilities	889,478,741	(a)	-	-	-
Financing received from the BCRA and other financial institutions	47,157,561	42,079,290	-	42,079,290	-
Corporate bonds issued	11,051,664	11,049,631	-	11,049,631	-
(a)	The fair value is not reported as it is considered similar to its accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	2,054,707,627	(a)		-	-	-
Repo transactions	2,161,621,693	(a)		-	-	-
Other financial assets	162,463,872	(a)		-	-	-
Loans and other financing
Non-financial Government sector	261,043	(a)		-	-	-
Other financial institutions	27,777,421	18,871,478	(b)	-	-	18,871,478
Non-financial Private sector and Residents Abroad	3,523,359,248	3,349,049,444	(b)	-	-	3,349,049,444
Other debt securities	173,806,479	174,679,946		-	174,679,946	-
Financial assets pledged as collateral	224,561,375	(a)		-	-	-

Financial liabilities

Deposits	6,542,466,427	6,469,433,059		-	6,469,433,059	-
Other financial liabilities	805,844,664	(a)		-	-	-
Financing received from the BCRA and other financial institutions	50,677,760	49,654,924		-	49,654,924	-
Corporate bonds issued	23,040,898	23,448,712		-	23,448,712	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

41. Segment reporting

Basis for segmentation

As of June 30, 2024 and December 31, 2023, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2024 and December 31, 2023:

Group (banking activity) (1)	06.30.24	12.31.23

Loans and other financing	3,814,900,149	3,551,397,712
Corporate banking (2)	667,095,229	247,860,077
Small and medium companies (3)	1,348,984,935	1,585,378,051
Retail banking	1,798,819,985	1,718,159,584

Other assets	5,726,417,630	7,458,776,491
TOTAL ASSETS	9,541,317,779	11,010,174,203

Deposits	5,810,545,000	6,542,466,427
Corporate banking (2) (3)	1,969,772,125	1,777,259,071
Small and medium companies (2) (3)	919,336,675	1,118,589,066
Retail banking	2,921,436,200	3,646,618,290

Other liabilities	1,622,266,641	1,907,502,391
TOTAL LIABILITIES	7,432,811,641	8,449,968,818

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.24	06.30.23

Fees	192,557	188,299

Total	192,557	188,299

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	06.30.24	12.31.23

Loans
Overdrafts	6	-
Credit cards	36,484	67,424
Consumer loans	1,290	2,571

Deposits
Deposits	117,922	159,350

	Profit or loss from transactions

	06.30.24	06.30.23

Profit or loss
Interest income	89,014	69,078
Interest expense	13,795	1,631
Commission income	2,816	3,009
Commission expense	648	539
Other operating income	840	1,037

Loans are granted on an arm’s length basis. As of June 30, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	06.30.24	12.31.23

Assets

Cash and deposits in banks	6,026,746	19,635,577
Other financial assets	112,646	204,221

Liabilities

Other non-financial liabilities	43,112,844	81,436,075

Off-balance sheet balances

Securities in custody	1,903,764,111	1,548,675,217
Guarantees received	98,134,336	35,779,107
Sureties granted	85,690,123	28,298,403
Secured loans	8,843,975	-

	Profit or loss from transactions
	06.30.24	06.30.23

Profit or loss

Interest income	-	1,586
Commission income	95,587	14,961
Net income from measurement of financial instruments at fair value through profit or loss	-	(342,809)
Other operating income	15,334	25,479
Administrative expenses	(8,907,686)	(59,856,892)

Subsidiaries (1)	Balances as of
	06.30.24	12.31.23

Assets

Loans and other financing	88,931,243	40,144,772

Liabilities

Deposits	13,939,468	23,193,735
Other non-financial liabilities	878,694	2,380,477

Off-balance sheet balances

Securities in custody	644,323	1,653,711

	Profit or loss from transactions
	06.30.24	06.30.23

Profit or loss

Interest income	18,540,761	22,856,906
Interest expense	(2,354,418)	(2,340,952)
Commission income	5,009	338,733
Commission expense	(3,881,686)	-
Foreign exchange and gold gains/(losses)	8	-
Other operating income	1,133,716	595,128
Administrative expenses	(190,045)	(215,810)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of June 30, 2024 and 2023 and as of December 31, 2023, respectively.

Associates	Balances as of
	06.30.24	12.31.23

Assets

Loans and other financing	11,100,498	9,381,647
Derivatives	350,747	-
Other financial assets	1,299,170	787,710

Liabilities

Deposits	2,465,538	2,516,487

Off-balance sheet balances

Securities in custody	21,577,026	36,597,009
Secured loans	22,361	504,261

	Profit or loss from transactions
	06.30.24	06.30.23

Profit or loss

Interest income	3,505,564	2,555,424
Interest expense	(295,226)	(1,320,122)
Commission income	4,843,891	1,121,717
Commission expense	(6,355)	(8,155)
Net income from measurement of financial instruments at fair value through profit or loss	388,103	81,353
Foreign exchange and gold gains/(losses)	11,662	-
Other operating income	701,440	370,872
Administrative expenses	21,438	29,042

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2023.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of June 30, 2024 and December 31, 2023:

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	3,417,485,036	359,227,785	12,461,807	56,421,837	6,868,610	3,852,465,075

Inter-stage Transfers:
From stage 1 to stage 2	(315,102,832)	300,929,127	-	-	-	(14,173,705)
From stage 2 to stage 1	257,840,329	(216,729,522)	(809,733)	-	-	40,301,074
From stage 1 or 2 to stage 3	(5,250,634)	(51,383,446)	(105,317)	59,233,279	100,451	2,594,333
From stage 3 to stage 1 or 2	909,218	2,830,722	-	(5,103,226)	(33,445)	(1,396,731)
Changes without inter-stage transfers	912,952,396	39,269,323	5,295,073	2,961,838	483,731	960,962,361
Newly originated financial assets	3,335,876,929	24,259,722	5,337,402	5,942,955	195,318	3,371,612,326
Reimbursements	(2,046,339,079)	(37,564,727)	(6,212,031)	(9,063,548)	(236,938)	(2,099,416,323)
Decreases	-	-	-	(21,351,995)	(881,413)	(22,233,408)
Foreign exchange difference	42,650,110	642,987	884,407	6,012	417,971	44,601,487
Inflation adjustment	(1,780,235,694)	(169,113,461)	(6,273,654)	(28,726,790)	(3,138,651)	(1,987,488,250)

Balances as of 06.30.24	3,820,785,779	252,368,510	10,577,954	60,320,362	3,775,634	4,147,828,239

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	3,960,505,119	342,926,397	24,787,142	61,746,189	8,683,789	4,398,648,636

Inter-stage Transfers:
From stage 1 to stage 2	(816,533,278)	805,000,577	47	-	-	(11,532,654)
From stage 2 to stage 1	548,741,017	(485,823,241)	(2,803,181)	-	-	60,114,595
From stage 1 or 2 to stage 3	(16,450,249)	(131,219,905)	(4,059,027)	150,023,272	4,156,203	2,450,294
From stage 3 to stage 1 or 2	3,700,551	8,204,755	3,031,628	(15,143,721)	(3,378,025)	(3,584,812)
Changes without inter-stage transfers	1,065,449,264	149,316,358	4,778,731	(8,648,714)	2,657,136	1,213,552,775
Newly originated financial assets	6,597,220,606	123,687,279	60,626,335	13,419,652	3,397,501	6,798,351,373
Reimbursements	(4,242,608,090)	(94,016,503)	(61,086,277)	(22,055,946)	(4,743,013)	(4,424,509,829)
Decreases	-	-	-	(48,423,986)	(1,832,085)	(50,256,071)
Foreign exchange difference	377,384,240	12,101,840	8,569,625	132,379	5,581,854	403,769,938
Inflation adjustment	(4,059,924,144)	(370,949,772)	(21,383,216)	(74,627,288)	(7,654,750)	(4,534,539,170)

Balances as of 12.31.23	3,417,485,036	359,227,785	12,461,807	56,421,837	6,868,610	3,852,465,075

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,052,413,868	110,061,977	323,682	372,393	622	1,163,172,542

Inter-stage Transfers:
From stage 1 to stage 2	(88,699,077)	80,211,082	-	-	-	(8,487,995)
From stage 2 to stage 1	101,397,131	(77,333,137)	(159,092)	-	-	23,904,902
From stage 1 or 2 to stage 3	(498,497)	(163,726)	(234)	654,029	172	(8,256)
From stage 3 to stage 1 or 2	718,958	198,557	235	(628,653)	(235)	288,862
Changes without inter-stage transfers	639,226,094	57,782,185	999,394	286,829	85,082	698,379,584
Newly originated financial commitments	442,771,560	26,859,686	2,078,670	78,009	-	471,787,925
Reimbursements	(167,475,592)	(24,475,444)	(44,486)	(131,496)	(57)	(192,127,075)
Decreases	-	-	-	(167)	-	(167)
Foreign exchange difference	16,072,962	937,277	43,811	-	-	17,054,050
Inflation adjustment	(614,919,961)	(56,533,591)	(274,255)	(226,228)	(232)	(671,954,267)

Balances as of 06.30.24	1,381,007,446	117,544,866	2,967,725	404,716	85,352	1,502,010,105

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	1,091,105,359	102,711,884	344,861	374,773	879	1,194,537,756

Inter-stage Transfers:
From stage 1 to stage 2	(210,393,118)	195,823,050	13,751	-	-	(14,556,317)
From stage 2 to stage 1	180,662,210	(146,262,468)	(55,433)	-	-	34,344,309
From stage 1 or 2 to stage 3	(1,275,814)	(930,122)	(203)	1,207,313	266	(998,560)
From stage 3 to stage 1 or 2	377,288	447,070	221	(869,864)	(17,754)	(63,039)
Changes without inter-stage transfers	488,233,426	54,852,229	167,884	314,465	22,042	543,590,046
Newly originated financial commitments	812,399,415	29,424,743	267,334	273,385	-	842,364,877
Reimbursements	(347,662,182)	(43,365,077)	(115,799)	(450,180)	(1,174)	(391,594,412)
Decreases	-	-	-	(953)	-	(953)
Foreign exchange difference	195,195,289	16,935,420	80,793	-	-	212,211,502
Inflation adjustment	(1,156,228,005)	(99,574,752)	(379,727)	(476,546)	(3,637)	(1,256,662,667)

Balances as of 12.31.23	1,052,413,868	110,061,977	323,682	372,393	622	1,163,172,542

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	24,916,879	13,624,092	190,589	40,713,949	4,937,016	84,382,525

Inter-stage Transfers:
From stage 1 to stage 2	(5,421,583)	16,009,994	-	-	-	10,588,411
From stage 2 to stage 1	1,976,243	(7,121,411)	(16,228)	-	-	(5,161,396)
From stage 1 or 2 to stage 3	(299,542)	(8,453,523)	(3,390)	33,701,443	2,336	24,947,324
From stage 3 to stage 1 or 2	55,133	218,198	-	(3,510,497)	(24,743)	(3,261,909)
Changes without inter-stage transfers	1,743,020	5,189,367	67,144	11,776,485	761,577	19,537,593
Newly originated financial assets	31,959,069	754,975	61,675	3,122,066	195,318	36,093,103
Reimbursements	(18,349,010)	(1,649,977)	(79,415)	(5,759,570)	(221,069)	(26,059,041)
Decreases	-	-	-	(17,009,990)	(860,458)	(17,870,448)
Foreign exchange difference	469,474	14,946	21,980	2,402	286,440	795,242
Inflation adjustment	(12,601,921)	(6,964,241)	(99,201)	(20,582,271)	(2,332,166)	(42,579,800)

Balances as of 06.30.24	24,447,762	11,622,420	143,154	42,454,017	2,744,251	81,411,604

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	30,426,754	31,699,917	673,017	50,652,710	6,258,955	119,711,353

Inter-stage Transfers:
From stage 1 to stage 2	(18,800,918)	73,417,923	13	-	-	54,617,018
From stage 2 to stage 1	8,272,416	(33,631,116)	(37,096)	-	-	(25,395,796)
From stage 1 or 2 to stage 3	(1,007,624)	(38,900,065)	(136,237)	89,912,973	2,660,648	52,529,695
From stage 3 to stage 1 or 2	310,974	766,348	(30,157)	(12,311,918)	(2,278,932)	(13,543,685)
Changes without inter-stage transfers	15,123,333	7,449,481	(34,385)	27,010,142	3,380,207	52,928,778
Newly originated financial assets	52,879,983	2,234,469	1,624,340	8,542,697	2,314,430	67,595,919
Reimbursements	(36,892,563)	(3,060,658)	(1,590,703)	(16,106,060)	(3,548,163)	(61,198,147)
Decreases	-	(2)	-	(46,404,598)	(1,764,746)	(48,169,346)
Foreign exchange difference	3,787,188	324,642	316,660	16,733	3,786,823	8,232,046
Inflation adjustment	(29,182,664)	(26,676,847)	(594,863)	(60,598,730)	(5,872,206)	(122,925,310)

Balances as of 12.31.23	24,916,879	13,624,092	190,589	40,713,949	4,937,016	84,382,525

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	8,434,830	2,062,278	5,244	233,862	455	10,736,669

Inter-stage Transfers:
From stage 1 to stage 2	(786,540)	1,859,542	-	-	-	1,073,002
From stage 2 to stage 1	603,338	(1,766,709)	(2,564)	-	-	(1,165,935)
From stage 1 or 2 to stage 3	(6,060)	(12,440)	(9)	347,181	67	328,739
From stage 3 to stage 1 or 2	10,660	7,779	5	(359,129)	(1,214)	(341,899)
Changes without inter-stage transfers	(2,568,267)	1,699,719	22,140	208,168	87,666	(550,574)
Newly originated financial commitments	9,496,217	344,511	42,686	50,827	-	9,934,241
Reimbursements	(1,821,336)	(569,760)	(711)	(75,752)	(42)	(2,467,601)
Decreases	-	-	-	(142)	-	(142)
Foreign exchange difference	240,590	9,424	708	-	-	250,722
Inflation adjustment	(4,432,744)	(1,033,977)	(5,177)	(138,542)	(264)	(5,610,704)

Balances as of 06.30.24	9,170,688	2,600,367	62,322	266,473	86,668	12,186,518

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	9,838,893	4,940,385	24,084	278,757	582	15,082,701

Inter-stage Transfers:
From stage 1 to stage 2	(2,971,962)	10,322,389	448	-	-	7,350,875
From stage 2 to stage 1	2,240,179	(7,771,394)	(16,728)	-	-	(5,547,943)
From stage 1 or 2 to stage 3	(27,805)	(162,784)	(50)	708,190	99	517,650
From stage 3 to stage 1 or 2	62,528	48,717	3,612	(696,309)	(47,073)	(628,525)
Changes without inter-stage transfers	(3,692,504)	(1,865,789)	12,189	382,523	54,998	(5,108,583)
Newly originated financial commitments	13,801,314	615,582	10,682	188,202	-	14,615,780
Reimbursements	(3,084,012)	(848,225)	(8,492)	(278,919)	(5,001)	(4,224,649)
Decreases	-	-	-	(732)	-	(732)
Foreign exchange difference	1,651,279	91,382	2,031	-	-	1,744,692
Inflation adjustment	(9,383,080)	(3,307,985)	(22,532)	(347,850)	(3,150)	(13,064,597)

Balances as of 12.31.23	8,434,830	2,062,278	5,244	233,862	455	10,736,669

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of June 30, 2024 amounts to 132,935,962.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 7984, the BCRA provided that until December 31, 2024, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in six equal, monthly and consecutive installments. In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting and as of the payment date of each installment, as applicable.

Subsequently, by means of Communication "A" 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of the provisions of Communication "A" 7984, may do so in three equal, monthly and consecutive installments for up to the corresponding amount according to the aforementioned communication. The Communication also established that financial institutions should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (65,863,878 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (263,455,513 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (140,001,722 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015 (in nominal values).

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which were paid in kind through the delivery of 49,524,433,015 Argentine Treasury Bills (in nominal values), adjusted by CER at discount and maturing on November 23, 2023 (X23N3).

On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and approved as follows:

–	To earmark 32,908,378 (59,160,158 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (236,640,630 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (418,963,716 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization for paying dividends amounting to 264,227,685 (418,963,716 in restated values).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (418,963,716 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL will be made on the date of the calculation of the bid made by the BCRA. In the event that they did not opt for the subscription of BOPREAL, the payment will be made in Argentine pesos unless they state their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it will be paid in Argentine pesos unless they state their intention to receive the T5X4 bond. Resident shareholders are not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

As of the date of these financial statements, the payment of dividends for fiscal year 2023 was completed.

45. Restricted assets

As of June 30, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	06.30.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	6,003	-
Argentine Treasury Bonds adjusted by CER due 2024	-	23,009

Total	6,003	23,009

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 462,225,699 and 470,346,876 as of June 30, 2024 and December 31, 2023, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.3672% share of the corporate stock as of December 31, 2023 (BCRA Communication “B” 12755).

As of June 30, 2024 and 2023, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 4,009,223 and 5,365,279, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	653,967,875	645,203,968
BCRA - Special guarantee accounts - restricted (Note 10)	142,061,706	174,246,598
BCRA - Special pension accounts - restricted	104,095	-

	796,133,676	819,450,566

Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-30-2024	332,955,000	-
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	280,284,727	393,566,679
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-26-2024	265,819,939	-
Argentine Bond in dual currency. Maturity 06-30-2024	251,497,757	388,708,861
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-14-2024	230,100,000	-
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	138,841,455	-
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	138,096,475	341,038,074
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	114,599,443	88,992,145
Treasury Bonds in pesos adjusted by Cer 4,25% Maturity 02-14-2025	93,953,316	100,806,292
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	77,930,833	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-29-2024	54,103,500	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	51,665,600	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-01-2024	48,313,974	-
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027	24,305,153	58,258,587
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027	13,838,418	26,555,747
Treasury Bonds in pesos adjusted by Cer 3.75% Maturity 04-14-2024	-	1,422,344
BCRA Liquidity Bills	-	108,645,647

TOTAL	2,912,439,266	2,327,444,942

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	06.30.24	12.31.23

Credit risk	(404,516,283)	(399,260,622)
Operational risk	(186,913,639)	(162,708,530)
Market risk	(2,147,004)	(11,753,179)
Non-compliance (1)	-	(31,470,249)

Paid-in	1,782,999,676	2,050,569,280

Surplus	1,189,422,750	1,445,376,700

(1) The increase arising from the credit risk related to minimum capital requirements arises from the noncompliance of the maximum limit established by the BCRA for financing the non-financial public sector over 15 days of December 2023. According to the regulation, this noncompliance gives rise to the increase in the minimum capital requirement due to the credit risk for an amount equivalent to 100% of the amount exceeding such ratio as from the month in which the noncompliances have been made and while they remain. As to credit ratios, departures will be assessed on the basis of the monthly average of the daily exceeding amounts.

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of June 30, 2024, it amounts to 490,453. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 245,226, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of June 30, 2024 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 296,413, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of June 30, 2024, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2024 and December 31, 2023, the assets of Diagonal Trust amount to 2,427 and 4,364, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 7,510 as of June 30, 2024 and December 31, 2023, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,219,081 and 3,571,563 as of June 30, 2024 and December 31, 2023, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of June 30, 2024 and December 31, 2023, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 682,517,158 and 204,749,471, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual Funds	06.30.24	12.31.23

FBA Renta Pesos	1,731,076,691	2,219,688,193
FBA Acciones Argentinas	76,929,343	36,602,749
FBA Ahorro Pesos	40,971,090	8,759,824
FBA Bonos Argentina	14,181,297	2,169,395
FBA Renta Fija Plus	13,121,250	7,171,183
FBA Renta Mixta	7,120,629	3,586,070
FBA Acciones Latinoamericanas	6,598,570	7,753,582
FBA Horizonte	5,377,533	872,606
FBA Renta Publica I	4,796,023	1,003,867
FBA Gestión I	73,560	116,288
FBA Bonos Globales	15,075	29,310
FBA Horizonte Plus	10,523	20,293
FBA Retorno Total I	10,089	23,239
FBA Renta Fija Local	4,352	6,880
FBA Calificado	-	28,596,960
FBA Renta Fija Dólar I	-	-
	1,900,286,025	2,316,400,439

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•“Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•“Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

•“Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•“Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

•BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Subsequent events

Openpay Argentina S.A. - Capital Contribution

On July 4, 2024, the Bank made a capital contribution of 250,377 to Openpay Argentina S.A. for working capital purposes. Additionally, at the Shareholders’ Meeting held on the same date, 250,377,305 common, non-transferable, registered shares, with a nominal value of $1 and one vote each, were issued in favor of the Bank.

The Bank’s interest in that company has remained unchanged at 12.51% as of the date of contribution.

Payment of Dividends

On July 11, 2024, the dividends approved by the BCRA for fiscal year 2023 were fully paid. Dividends in the amount of 264,227,685 (418,963,716 in restated values) were paid in accordance with the terms of Communication “A” 7997 and Communication "A" 7999 (See Note 44 - Restrictions on profit distribution).

Termination of Liquidity Options with the BCRA

On July 18, 2024, an auction was carried out to terminate liquidity options of government securities issued by the BCRA held in the Bank’s portfolio (Communication "B" 12847).

As a result of this process, put options for a face value of 546,974,473,392 were delivered, receiving as compensation 2,104,741, generating 655,702 income (see Note 5. Derivative instruments. Assets).

Debt Swap - August 2024

In August 2024, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 of the Ministry of Economy See Note 9.2. - Other debt securities).

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of June 30, 2024.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	244,896	1	244,896	321,864	244,896	-	244,896
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-01-2024	9260	84,228	1	84,228	-	84,228	-	84,228
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	368,851	-	-	-

Subtotal Government Securities - In pesos		329,124		329,124	690,715	329,124	-	329,124

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	251,497,757	1	251,497,757	388,708,861	251,497,757	-	251,497,757
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	55,790	1	55,790	49,143	55,790	-	55,790
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	13,068,972	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	51,115	-	-	-

Subtotal Government Securities - In foreign currency		251,553,547		251,553,547	401,878,091	251,553,547	-	251,553,547

Private Securities - In pesos

Corporate Bond New San S.A. Series 21 in Pesos Private BADLAR. Maturity 05-09-2025	57750	212,374	3	212,374	-	212,374	-	212,374
Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	474,211	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	422,008	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	322	-	-	-

Subtotal Private Securities - In pesos		212,374		212,374	896,541	212,374	-	212,374

Private Securities - In foreign currency

Corporate Bond YPF Series 30 in USD. Maturity 07-01-2026	57855	129,344	2	129,344	-	129,344	-	129,344
Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	-	2	-	2,969,105	-	-	-

Subtotal Private Securities - In foreign currency		129,344		129,344	2,969,105	129,344	-	129,344

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		252,224,389		252,224,389	406,434,452	252,224,389	-	252,224,389

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in pesos. Maturity 08-30-2024	9262	332,955,000	1	332,955,000	-	332,955,000	-	332,955,000
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	9.200	280,284,727	2	280,284,727	393,566,679	280,284,727	(436,548)	279,848,179
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-26-2024	9261	265,819,939	1	265,819,939	-	265,819,939	-	265,819,939
Argentine Treasury Bills Capitalizable in pesos. Maturity 10-14-2024	9252	230,100,000	1	230,100,000	-	230,100,000	-	230,100,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	144,637,901	1	144,637,901	349,605,259	144,637,901	(202,310)	144,435,591
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2024	9257	138,841,455	1	138,841,455	-	138,841,455	(59,002)	138,782,453
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	5405	110,048,047	1	110,048,047	92,371,641	110,048,047	-	110,048,047
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	93,953,316	1	93,953,316	100,806,292	93,953,316	(105,801)	93,847,515
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-30-2024	9268	93,802,089	2	93,802,089	-	93,802,089	-	93,802,089
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-31-2025	9256	77,930,833	1	77,930,833	-	77,930,833	(98,036)	77,832,797
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	58,964,720	1	58,964,720	61,094	58,964,720	-	58,964,720
Argentine Treasury Bills Capitalizable in pesos. Maturity 11-29-2024	9255	54,103,500	1	54,103,500	-	54,103,500	-	54,103,500
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-28-2025	9253	51,665,600	1	51,665,600	-	51,665,600	(83,247)	51,582,353
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-01-2024	9260	48,313,974	1	48,313,974	-	48,313,974	-	48,313,974
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	47,002,960	1	47,002,960	-	47,002,960	(495,887)	46,507,073
Argentine Treasury Bills Capitalizable in pesos. Maturity 01-31-2025	9251	634,500	1	634,500	-	634,500	-	634,500
Treasury Bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	9178	-	1	-	1,422,344	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	-	1	-	299,109	-	-	-

Subtotal Government Securities - In pesos		2,029,058,561		2,029,058,561	938,132,418	2,029,058,561	(1,480,831)	2,027,577,730

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series C)	9236	10,241,451	2	10,241,451	-	10,241,451	-	10,241,451
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series D)	9237	10,083,078	1	10,083,078	-	10,083,078	-	10,083,078
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series A)	9234	8,644,140	2	8,644,140	-	8,644,140	-	8,644,140
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series B)	9235	7,666,125	2	7,666,125	-	7,666,125	-	7,666,125
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	-	1	-	53,430	-	-	-

Subtotal Government Securities - In foreign currency		36,634,794		36,634,794	53,430	36,634,794	-	36,634,794

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	100,656,178	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	7,989,469	-	-	-
		-	2	-	100,656,178	-	-	-
Subtotal BCRA Bills - In pesos		-		-	108,735,287	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING					POSITION
		Fair	Fair value	Accounting		Accounting	Position without
Account	Identification	value	level	Balance		Balance	options	Options	Final Position
				06.30.24		12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-23-2024	12093	7,294,000	2	7,294,000		11,627,434	7,294,000	-	7,294,000
Local BCRA Bills in USD. Maturity 11-20-2024	12090	5,242,563	2	5,242,563		30,522,014	5,242,563	-	5,242,563
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,823,500	2	1,823,500		2,906,859	1,823,500	-	1,823,500
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-		80,374,640	-	-	-

Subtotal BCRA Bills - In foreign currency		14,360,063		14,360,063	-	125,430,947	14,360,063	-	14,360,063

Private Securities - In pesos

Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	270,496	3	270,496		-	270,496	-	270,496
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	236,374	3	236,374		-	236,374	-	236,374
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	213,173	2	213,173		-	213,173	-	213,173
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	182,661	3	182,661		156,769	182,661	-	182,661
Corporate Bond New San S.A in Pesos Private BADLAR. Maturity 05-09-2025	57750	172,381	3	172,381		-	172,381	-	172,381
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-		405,965	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-	3	-		389,261	-	-	-
Corporate Bond Petroquimica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-	3	-		310,528	-	-	-
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	-	3	-		273,824	-	-	-
Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	-	3	-		6,896,372	-	-	-

Subtotal Private Securities - In pesos		1,075,085		1,075,085		8,432,719	1,075,085	-	1,075,085

Private Securities - In foreign currency

Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	3,756,410	2	3,756,410		-	3,756,410	-	3,756,410
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,770,808	2	2,770,808		-	2,770,808	-	2,770,808
Corporate Bonds Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	2,688,158	2	2,688,158		-	2,688,158	-	2,688,158
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,476,735	2	2,476,735		624	2,476,735	-	2,476,735
Corporate Bonds YPF. Series 29 in USD. Maturity 05-28-2026	57774	1,827,147	2	1,827,147		-	1,827,147	-	1,827,147
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,818,941	2	1,818,941		2,880,884	1,818,941	-	1,818,941
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,784,831	2	1,784,831		-	1,784,831	-	1,784,831
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,569,449	2	1,569,449		2,406,537	1,569,449	-	1,569,449
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,509,496	2	1,509,496		2,385,169	1,509,496	-	1,509,496
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,112,514	2	1,112,514		212	1,112,514	-	1,112,514
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	927,488	2	927,488		-	927,488	-	927,488
Corporate Bond Petroquimica Comodoro Rivadavia Series H in USD. Maturity 12-17-2024	55849	402,502	2	402,502		-	402,502	-	402,502

Subtotal Private Securities - In foreign currency		22,644,479		22,644,479		7,673,426	22,644,479	-	22,644,479

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,103,772,982		2,103,772,982		1,188,458,227	2,103,772,982	(1,480,831)	2,102,292,151

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
			value	06.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	115,855,982	2	114,599,443	88,992,145	114,599,443	-	114,599,443
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	24,305,166	2	24,305,153	58,258,587	24,305,153	-	24,305,153
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	13,840,550	2	13,838,418	26,555,747	13,838,418	-	13,838,418

Subtotal Government Securities - In pesos		154,001,698		152,743,014	173,806,479	152,743,014	-	152,743,014

TOTAL SECURITIES AT AMORTIZED COST		154,001,698		152,743,014	173,806,479	152,743,014	-	152,743,014

TOTAL OTHER DEBT SECURITIES		2,257,774,680		2,256,515,996	1,362,264,706	2,256,515,996	(1,480,831)	2,255,035,165

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,417,014	1	4,417,014	3,899,779	4,417,014	-	4,417,014
Share Banco de Valores de Bs. As.		1,606,668	1	1,606,668	1,899,561	1,606,668	-	1,606,668

Subtotal Private Securities - In pesos		6,023,682		6,023,682	5,799,340	6,023,682	-	6,023,682

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,023,682		6,023,682	5,799,340	6,023,682	-	6,023,682

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		1,603,181	3	1,603,181	1,603,181	1,603,181	-	1,603,181
Mercado Abierto Electrónico S.A.		955,719	3	955,719	920,103	955,719	-	955,719
Seguro de Depósitos S.A.		229,384	3	229,384	259,329	229,384	-	229,384
Other		8,852	3	8,852	8,852	8,852	-	8,852

Subtotal Private Securities - In pesos		2,797,136		2,797,136	2,791,465	2,797,136	-	2,797,136

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		547,025	2	547,025	727,122	547,025	-	547,025
Other		31,415	2	31,415	49,883	31,415	-	31,415

Subtotal Private Securities - In foreign currency		578,440		578,440	777,005	578,440	-	578,440

Subtotal Private Securities - In foreign currency		578,440		578,440	777,005	578,440	-	578,440

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		3,375,576		3,375,576	3,568,470	3,375,576	-	3,375,576

TOTAL EQUITY INSTRUMENTS		9,399,258		9,399,258	9,367,810	9,399,258	-	9,399,258

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	06.30.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	1,794,117,364	1.621.416.323
Preferred collaterals and counter-guarantees “A”	14,095,333	8,564,613
Preferred collaterals and counter-guarantees “B”	4,335,740	8,933,133
No preferred guarantees or counter guarantees	1,775,686,291	1,603,918,577

With special follow-up	-	530,736

Under observation	-	530,736
Preferred collaterals and counter-guarantees “B”	-	530,736

Troubled	3,108,351	5,037,751
No preferred guarantees or counter guarantees	3,108,351	5,037,751

With high risk of insolvency	27,030	45,966
No preferred guarantees or counter guarantees	27,030	45,966

Uncollectible	27,191	58,769
No preferred guarantees or counter guarantees	27,191	58,769

TOTAL	1,797,279,936	1,627,089,545

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	06.30.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	2,215,668,700	2,144,790,231
Preferred collaterals and counter-guarantees “A”	1,047,051	726,512
Preferred collaterals and counter-guarantees “B”	209,540,341	176,234,049
No preferred guarantees or counter guarantees	2,005,081,308	1,967,829,670

Low risk	34,910,849	23,764,275
Preferred collaterals and counter-guarantees “B”	2,170,693	1,425,620
No preferred guarantees or counter guarantees	32,740,156	22,338,655

Low risk - With special follow-up	1,721,938	841,376
No preferred guarantees or counter guarantees	1,721,938	841,376

Medium risk	26,194,266	23,264,577
Preferred collaterals and counter-guarantees “A”	-	137
Preferred collaterals and counter-guarantees “B”	405,001	366,009
No preferred guarantees or counter guarantees	25,789,265	22,898,431

High risk	15,439,495	17,685,378
Preferred collaterals and counter-guarantees “A”	108	-
Preferred collaterals and counter-guarantees “B”	528,389	373,635
No preferred guarantees or counter guarantees	14,910,998	17,311,743

Uncollectible	3,339,713	3,304,062
Preferred collaterals and counter-guarantees “B”	550,273	790,702
No preferred guarantees or counter guarantees	2,789,440	2,513,360

TOTAL	2,297,274,961	2,213,649,899

TOTAL GENERAL	4,094,554,897	3,840,739,444

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	06.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	491,451,198	12.00%	436,238,516	11.36%
50 following largest customers	552,913,265	13.50%	437,748,864	11.40%
100 following largest customers	342,133,002	8.36%	308,649,214	8.04%
All other customers	2,708,057,432	66.14%	2,658,102,850	69.20%

TOTAL	4,094,554,897	100.00%	3,840,739,444	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	1,655,508	8,516	12,774	25,548	51,096	55,354	1,808,76

Financial sector	-	9,980,791	7,305,445	8,539,530	9,739,375	14,673,483	-	50,238,624

Non-financial Private sector and Residents Abroad	42,992,724	1,580,103,282	863,843,150	538,650,418	525,027,142	370,643,983	607,582,659	4,528,843,358

TOTAL	42,992,724	1,591,739,581	871,157,111	547,202,722	534,792,065	385,368,562	607,638,013	4,580,890,778

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	87,371	120,296	32,560	45,928	91,856	145,439	523,450

Financial sector	-	15,193,940	1,611,454	6,838,719	29,951,938	9,464,409	19,964,107	83,024,567

Non-financial Private sector and Residents Abroad	40,704,596	1,648,305,637	668,754,554	625,790,809	530,403,648	368,620,850	607,781,923	4,490,362,017

TOTAL	40,704,596	1,663,586,948	670,486,304	632,662,088	560,401,514	378,177,115	627,891,469	4,573,910,034

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	06.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,308,635,430	22.52%	990,291,976	15.14%

50 following largest customers	631,446,232	10.87%	705,637,032	10.79%

100 following largest customers	212,032,779	3.65%	335,494,073	5.13%

All other customers	3,658,430,559	62.96%	4,511,043,346	68.94%

TOTAL	5,810,545,000	100.00%	6,542,466,427	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	4,995,590,020	877,359,303	31,844,408	1,877,814	4,053	-	5,906,675,598
Non-financial Government sector	180,365,256	24,614	-	-	-	-	180,389,870
Financial sector	1,925,622	-	-	-	-	-	1,925,622
Non-financial Private sector and Residents Abroad	4,813,299,142	877,334,689	31,844,408	1,877,814	4,053	-	5,724,360,106
Liabilities at fair value through profit or loss	194,844	-	-	-	-	-	194,844
Derivative instruments	514,103	-	-	-	-	-	514,103
Repo transactions and surety bonds	177,991,936	-	-	-	-	-	177,991,936
Other financial institutions	177,991,936	-	-	-	-	-	177,991,936
Other financial liabilities	889,478,011	871,317	1,211,008	2,110,404	3,283,676	19,524,089	916,478,505
Financing received from the BCRA and other financial institutions	32,429,994	2,172,492	8,619,296	10,065,146	703,320	1,313	53,991,561
Corporate bonds issued	1,226,012	-	10,981,045	-	-	-	12,207,057

TOTAL	6,097,424,920	880,403,112	52,655,757	14,053,364	3,991,049	19,525,402	7,068,053,604

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	6,099,071,955	510,892,997	170,761,443	4,086,245	520,160	-	6,785,332,800
Non-financial Government sector	61,162,899	231,743	-	-	-	-	61,394,642
Financial sector	4,625,783	-	-	-	-	-	4,625,783
Non-financial Private sector and Residents Abroad	6,033,283,273	510,661,254	170,761,443	4,086,245	520,160	-	6,719,312,375
Liabilities at fair value through profit or loss	18,571,084	-	-	-	-	-	18,571,084
Derivative instruments	3,856,508	-	-	-	-	-	3,856,508
Other financial liabilities	798,500,579	1,503,066	2,150,251	4,016,513	6,143,642	33,585,831	845,899,882
Financing received from the BCRA and other financial institutions	38,338,918	5,603,698	7,582,454	24,297,784	14,396,300	16,836	90,235,990
Corporate bonds issued	-	-	-	28,228,389	-	-	28,228,389

TOTAL	6,958,339,044	517,999,761	180,494,148	60,628,931	21,060,102	33,602,667	7,772,124,653

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 06.30.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	10,736,669	7,060,553	(1)(3)	-	-	(5,610,704)	12,186,518

	- For administrative, disciplinary and criminal penalties	8,989	-		-	-	(3,989)	5,000

	- Provisions for termination plans	1,384,429	707,481		-	-	(614,328)	1,477,582

	- Other	25,125,506	16,365,159	(2)	619,178	2,421,980	(19,778,686)	18,670,821

	TOTAL PROVISIONS	37,255,593	24,133,193		619,178	2,421,980	(26,007,707)	32,339,921

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 16,256 for exchange differences in foreign currency for contingent commitments

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.23

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	15,082,701	8,718,564	(1)(3)	-	-	(13,064,596)	10,736,669

	- For administrative, disciplinary and criminal penalties	27,991	-		-	-	(19,002)	8,989

	- Provisions for termination plans	2,541,684	859,024		-	-	(2,016,279)	1,384,429

	- Other	30,881,041	28,785,892	(2)	187,161	8,823,411	(25,530,855)	25,125,506

	TOTAL PROVISIONS	48,533,417	38,363,480		187,161	8,823,411	(40,630,732)	37,255,593

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 205,886 for exchange differences in foreign currency for contingent commitments

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with credit	(loss)	06.30.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,550,868	46,785	-	129,032	(1,166,558)	1,560,127

Loans and other financing	81,655,430	11,976,418	5,014,335	22,332,708	(41,315,129)	79,663,762
Other financial institutions	1,762,922	225,898	272,427	2,992	(1,698,023)	566,216
Non-financial Private sector and Residents Abroad	79,892,508	11,750,520	4,741,908	22,329,716	(39,617,106)	79,097,546
Overdrafts	6,175,018	2,295,457	(586,398)	1,634,656	(3,454,540)	6,064,193
Instruments	6,911,653	2,603,842	(155,405)	(287,072)	(3,126,786)	5,946,232
Mortgage loans	5,946,090	113,159	1,071,867	3,050,726	(3,311,532)	6,870,310
Pledge loans	1,193,592	18,158	(22,612)	164,948	(560,493)	793,593
Consumer loans	17,367,405	1,119,340	1,011,265	5,345,428	(8,369,755)	16,473,683
Credit cards	34,346,813	3,861,520	3,401,562	10,833,702	(17,438,168)	35,005,429
Finance leases	854,622	8,866	65,119	212,897	(433,605)	707,899
Other	7,097,315	1,730,178	(43,490)	1,374,431	(2,922,227)	7,236,207

Other debt securities	176,227	109,601	-	-	(98,113)	187,715

Contingent commitments	10,736,669	5,168,602	1,634,321	257,630	(5,610,704)	12,186,518

TOTAL ALLOWANCES	95,119,194	17,301,406	6,648,656	22,719,370	(48,190,504)	93,598,122

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,586,571	923,230	-	1,235,395	(2,194,328)	2,550,868

Loans and other financing	116,945,152	22,563,092	8,713,457	53,974,841	(120,541,112)	81,655,430
Other financial institutions	1,304,692	4,248,554	686,071	(4,484)	(4,471,911)	1,762,922
Non-financial Private sector and Residents Abroad	115,640,460	18,314,538	8,027,386	53,979,325	(116,069,201)	79,892,508
Overdrafts	5,835,904	2,439,408	1,617,685	1,880,314	(5,598,293)	6,175,018
Instruments	4,272,049	7,731,794	573,698	865,082	(6,530,970)	6,911,653
Mortgage loans	9,601,620	412,498	1,850,314	4,074,815	(9,993,157)	5,946,090
Pledge loans	4,271,703	345,406	76,427	(178,564)	(3,321,380)	1,193,592
Consumer loans	22,946,976	2,588,743	2,255,600	17,107,716	(27,531,630)	17,367,405
Credit cards	56,518,075	8,136,929	970,729	24,397,261	(55,676,181)	34,346,813
Finance leases	1,086,402	325,809	206,754	353,733	(1,118,076)	854,622
Other	11,107,731	(3,666,049)	476,179	5,478,968	(6,299,514)	7,097,315

Other debt securities	179,630	186,467	-	-	(189,870)	176,227

Contingent commitments	15,082,701	7,979,017	433,570	305,978	(13,064,597)	10,736,669

TOTAL ALLOWANCES	134,794,054	31,651,806	9,147,027	55,516,214	(135,989,907)	95,119,194

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	06.30.24	12.31.23

ASSETS

Cash and deposits in banks	4	1,446,214,153	2,052,661,497

Cash		713,253,000	1,307,432,369
Financial institutions and correspondents		725,577,806	745,229,128
BCRA		654,071,970	645,203,968
Other in the country and abroad		71,505,836	100,025,160
Other		7,383,347	-

Debt securities at fair value through profit or loss	5 and A	251,979,493	406,112,588

Derivative instruments	6	5,681,863	17,980,649

Repo transactions	7	278,874,103	2,161,621,693

Other financial assets	8	152,958,906	161,717,204

Loans and other financing	9	3,702,198,586	3,402,197,964

Non-financial Government sector		1,701,146	261,043
Other financial institutions		109,952,531	66,968,631
Non-financial Private sector and Residents Abroad		3,590,544,909	3,334,968,290

Other debt securities	10 and A	2,249,974,570	1,353,607,881

Financial assets pledged as collateral	11	462,222,738	470,341,553

Current income tax assets	12.1	45.107.421	-

Investments in equity instruments	13 and A	9,399,258	9,367,810

Investments in subsidiaries and associates	14	66,198,852	75,868,773

Property and equipment	15	554,422,335	535,826,437

Intangible assets	16	57,358,013	59,178,846

Deferred income tax assets	12.3	19,382,056	-

Other non-financial assets	17	152,088,501	186,081,646

Non-current assets held for sale	18	1,532,012	1,532,012

TOTAL ASSETS		9,455,592,860	10,894,096,553
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	06.30.24	12.31.23

LIABILITIES

Deposits	19 and H	5,824,182,374	6,551,239,117

Non-financial Government sector		180,351,308	61,182,871
Financial sector		15,456,946	27,169,050
Non-financial Private sector and Residents Abroad		5,628,374,120	6,462,887,196

Liabilities at fair value through profit or loss	20	194,844	18,571,084
Derivative instruments	6	514,103	3,856,508

Repo transactions and surety bonds	7	177,505,000	-

Other financial liabilities	21	884,138,016	797,735,982

Financing received from the BCRA and other financial institutions	22	13,879,083	6,525,382

Current income tax liabilities	12.2	-	342,484,322

Provisions	J	32,091,423	37,022,383

Deferred income tax liabilities	12.3	-	42,095,813

Other non-financial liabilities	24	447,496,426	566,662,275

TOTAL LIABILITIES		7,380,001,269	8,366,192,866

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		743,873,408	743,873,408
Reserves		1,045,631,444	1,168,794,372
Other accumulated comprehensive income		126,486,164	312,077,435
Income for the period / year		152,242,891	295,800,788

TOTAL EQUITY		2,075,591,591	2,527,903,687

TOTAL LIABILITIES AND EQUITY		9,455,592,860	10,894,096,553

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Interest income	26	947,368,920	2,417,718,429	1,339,500,937	2,452,275,302
Interest expense	27	(291,190,582)	(858,605,104)	(673,454,523)	(1,202,485,129)

Net interest income		656,178,338	1,559,113,325	666,046,414	1,249,790,173

Commission income	28	108,930,621	207,985,863	113,204,196	204,685,335
Commission expense	29	(59,627,659)	(109,880,696)	(36,217,856)	(84,656,087)

Net commission income		49,302,962	98,105,167	76,986,340	120,029,248

Net income from measurement of financial instruments at fair value through profit or loss	30	30.608.428	63,042,978	26,221,872	55,682,780
Net income from write-down of assets at amortized cost and at fair value through OCI	31	13.669.176	88,276,385	8,509,238	8,685,492
Foreign exchange and gold gains/(losses)	32	20,447,898	32,901,590	11,900,088	17,073,581
Other operating income	33	27,846,726	61,526,352	26,549,321	51,004,012
Loan loss allowance	34	(40,282,142)	(71,909,738)	(40,526,913)	(77,636,510)

Net operating income		757,771,386	1,831,056,059	775,686,360	1,424,628,776

Personnel benefits	35	(107,843,806)	(212,605,219)	(106,066,520)	(205,572,262)
Administrative expenses	36	(115,478,952)	(236,331,586)	(114,448,109)	(223,053,297)
Asset depreciation and impairment	37	(17,784,799)	(29,816,833)	(12,824,308)	(25,643,532)
Other operating expenses	38	(94,012,996)	(214,520,680)	(102,793,004)	(191,490,165)

Operating income		422,650833	1,137,781,741	439,554,419	778,869,520

Income from associates and joint ventures		8,033,946	5,495,141	8,474,427	12,882,873
Loss on net monetary position		(257,990,558)	(903,685,276)	(272,139,274)	(518,985,543)

Income before income tax		172,694,221	239,591,606	175,889,572	272,766,850

Income tax	12.4	(61,684,781)	(87,348,715)	(64,215,521)	(91,978,347)

Net income for the period		111,009,440	152,242,891	111,674,051	180,788,503
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.24	06.30.23

Numerator:

Net income attributable to owners of the Parent	152,242,891	180,788,503
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	152,242,891	180,788,503

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	248.4746	295.0637
Diluted earnings per share (stated in pesos) (1)	248.4746	295.0637

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Net income for the period		111,009,440	152,242,891	111,674,051	180,788,503

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Loss for the period on the Share in OCI from associates and joint ventures at equity method-		(295,950)	(524,334)	(36)	(82)

		(295,950)	(524,334)	(36)	(82)

Profit or losses from financial instruments at fair value through OCI

Loss for the period from financial instruments at fair value through OCI		(153,619,137)	(262,791,451)	33,371,267	23,411,891
Reclassification adjustment for the period		(12,602,482)	(86,750,307)	(4,593,718)	5,215,876
Income tax	12.4	62,260,088	164,624,160	(11,972,463)	(14,744,060)

		(103,961,531)	(184,917,598)	16,805,086	13,883,707

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) from equity instruments at fair value through OCI		(203,127)	(149,339)	2,611,395	2,570,397

		(203,127)	(149,339)	2,611,395	2,570,397

Total Other Comprehensive Income / (Loss) for the period		(104,460,608)	(185,591,271)	19,416,445	16,454,022

Total Comprehensive Income / (Loss)		6,548,832	(33,348,380)	131,090,496	197,242,525
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	743,873,408	310,863,578	1,213,857	479,577,622	689,216,750	295,800,788	2,527,903,687

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	152,242,891	152,242,891
- Other comprehensive loss for the period	-	-	-	(185,066,937)	(524,334)	-	-	-	(185,591,271)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26., 2023 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	59,160,158	-	(59,160,158)	-
Other	-	-	-	-	-	-	236,640,630	(236,640,630)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26. the Argentine Central Bank on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(418,963,716)	-	(418,963,716)

Balances at fiscal period end	612,710	6,744,974	743,873,408	125,796,641	689,523	538,737,780	506,893,664	152,242,891	2,075,591,591
(1) Corresponds to $ 431.24 (in nominal values) per share.
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2023
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	743,873,408	(41,978,673)	(76)	413,713,753	565,762,961	329,319,391	2,018,048,448

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	180,788,503	180,788,503
- Other comprehensive loss for the period	-	-	-	16,454,104	(82)	-	-	-	16,454,022
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 28. 2023 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	65,863,878	-	(65,863,878)	-
Other	-	-	-	-	-	-	263,455,513	(263,455,513)	-
- Distribution of dividends approved by the Superintendence of Financial and Exchange Institutions of the Argentine Central Bank on May 31 and by the Board of Directors at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(140,001,722)	-	(140,001,722)
									-

Balances at fiscal period end	612,710	6,744,974	743,873,408	(25,524,569)	(158)	479,577,631	689,216,752	180,788,503	2,075,289,251
(1) Corresponds to $ 58.05 (in nominal values) per share.
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.24	06.30.23

Cash flows from operating activities

Income before income tax	239,591,606	272,766,850

Adjustment for total monetary income for the period	903,685,276	518,985,543

Adjustments to obtain cash flows from operating activities:	501,668,457	43,813,845

Depreciation and amortization	29,816,833	25,643,532
Loan loss allowance	71,909,738	77,636,510
Effect of foreign exchange changes on cash and cash equivalents	399,935,231	(66,356,118)
Other adjustments	6,655	6,889,921

Net decreases from operating assets:	(3,774,285,262)	(4,187,870,397)

Debt securities at fair value through profit or loss	(38,864,669)	(212,480,231)
Derivative instruments	4,756,251	(2,255,739)
Repo transactions	614,710,430	(551,418,849)
Loans and other financing	(2,123,060,673)	(1,456,848,435)
Non-financial Government sector	(1,539,320)	(11,436)
Other financial institutions	(73,174,257)	(20,220,916)
Non-financial Private sector and Residents Abroad	(2,048,347,096)	(1,436,616,083)
Other debt securities	(1,954,369,963)	(1,510,581,474)
Financial assets pledged as collateral	(168,415,589)	(144,912,145)
Investments in equity instruments	(3,699,086)	(3,160,814)
Other assets	(105,341,963)	(306,212,710)

Net increases from operating liabilities:	3,224,178,048	3,900,925,949

Deposits	2,742,681,445	2,984,780,218
Non-financial Government sector	214,417,838	5,786,342
Financial sector	1,424,439	28,313,431
Non-financial Private sector and Residents Abroad	2,526,839,168	2,950,680,445
Liabilities at fair value through profit or loss	(13,535,739)	191,664
Derivative instruments	(1,737,097)	635,836
Repo transactions and surety bonds	177,505,000	-
Other liabilities	319,264,439	915,318,231

Income tax paid	(223,031,477)	(1,914,907)

Total cash flows generated by operating activities	871,806,648	546,706,883

SEPARATE STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.24	06.30.23

Cash flows from investing activities

Payments:	(45,626,423)	(19,841,118)

Purchase of property and equipment, intangible assets and other assets	(45,626,423)	(17,880,071)
Other payments related to investing activities	-	(1,961,047)

Collections:	14,503,470	15,566,760

Other collections related to investing activities	14,503,470	15,566,760
Total cash flows used in investing activities	(31,122,953)	(4,274,358)

Cash flows from financing activities

Payments:	(54,531,525)	(16,583,186)

Dividends	(48,872,362)	(85,336)
Financing from local financial institutions	-	(10,996,912)
Leases	(5,659,163)	(5,500,938)

Collections:	7,396,217	4,982,185

Financing from local financial institutions	963,975	-
Other collections related to financing activities	6,432,242	4,982,185

Total cash flows used in financing activities	(47,135,308)	(11,601,001)

Effect of foreign exchange changes on cash and cash equivalents	(399,935,231)	66,356,118
Effect of net monetary income/(loss) of cash and cash equivalents	(1,000,060,500)	(688,665,010)

Total changes in cash flows	(606,447,344)	(91,477,368)
Restated cash and cash equivalents at the beginning of the year (Note 4)	2,052,661,497	1,656,351,289
Cash and cash equivalents at fiscal period-end (Note 4)	1,446,214,153	1,564,873,921

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these separate condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 9,509,597 and 16,828,304, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2023. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2023 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated financial statements)
–	Restrictions to the distributions of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of June 30, 2024 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	06.30.24	12.31.23

Cash	713,253,000	1,307,432,369
BCRA - Current account	654,071,970	645,203,968
Local and foreign financial institutions	71,505,836	100,025,160
Cash and cash equivalents for spot purchases or sales pending settlement	7,383,347	-

TOTAL	1,446,214,153	2,052,661,497

The balances of Cash and deposits in banks as of June 30, 2023 and as of December 31, 2022, amounted to 1,564,873,921 and 1,656,351,289.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.24	12.31.23

Government securities	251,637,775	402,246,942
Private securities – Corporate bonds	341,718	3,865,646

TOTAL	251,979,493	406,112,588

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset, interest rate swaps and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	3,850,285	15,345,737
Income from put options taken (1)	1,480,831	2,634,912
Debit balances linked to interest rate swaps (floating rate for fixed rate)	350,747	-

TOTAL	5,681,863	17,980,649

(1)	The Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	06.30.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	514,103	3,856,508

TOTAL	514,103	3,856,508

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	06.30.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	326,971	169,836
Foreign currency forward sales - US$	298,956	119,093
Foreign currency forward sales - Euros	6,888	5,500

Interest rate swaps

Fixed rate for floating rate (1)	2,044,000	-

Put options

Put options taken (2)	552,080,875	142,183,107

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	See Note 10.2.

7. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Notes/Liquidity Bills with the BCRA (1)	278,874,103	2,161,621,693

TOTAL	278,874,103	2,161,621,693
(1)	As of June 30, 2024 and December 31, 2023, repurchase transactions involving BCRA liquidity bills fall due on July 1, 2024 and January 2, 2024, respectively.

Repo transactions and surety bonds

	06.30.24	12.31.23

Amounts payable for deposit-taking repurchase agreements	177,505,000	-

TOTAL	177,505,000	-

8. Other financial assets

Breakdown is as follows:

	06.30.24	12.31.23

Measured at amortized cost

Other receivables	78,670,066	87,724,361
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	42,629,978	72,762,067
Financial debtors from spot transactions pending settlement	22,857,000	1,657,321
Non-financial debtors from spot transactions pending settlement	5,830,364	1,572,262
Other	4,329,204	228,478

	154,316,612	163,944,489

Allowance for loan losses (Exhibit R)	(1,357,706)	(2,227,285)

TOTAL	152,958,906	161,717,204

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.24	12.31.23

Credit cards	1,196,872,037	1,263,184,017
Overdrafts	526,657,332	317,326,589
Unsecured instruments	490,913,703	571,800,241
Loans for the prefinancing and financing of exports	395,491,145	275,412,661
Consumer loans	337,894,059	272,285,014
Discounted instruments	300,898,087	261,051,064
Mortgage loans	160,874,649	142,747,432
Other financial institutions	119,794,014	73,795,241
Pledge loans	26,549,382	35,694,157
Loans to personnel	20,592,013	18,343,936
Receivables from finance leases	13,278,337	19,002,708
Instruments purchased	2,498,662	5,421,155
Non-financial Government sector	1,701,146	261,043
Other financing	196,553,917	231,761,849

	3,790,568,483	3,488,087,107

Allowance for loan losses (Exhibit R)	(88,369,897)	(85,889,143)

TOTAL	3,702,198,586	3,402,197,964

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.24		12.31.23
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	10,202,870	3,626,983	16,020,943	4,531,445
From 1 to 2 years	9,130,490	3,773,498	14,742,376	4,636,303
From 2 to 3 years	7,422,684	4,088,294	12,200,922	5,539,422
From 3 to 4 years	2,679,436	1,719,702	6,582,042	3,945,489
From 4 to 5 years	107,725	69,860	560,852	350,049

TOTAL	29,543,205	13,278,337	50,107,135	19,002,708

Share capital		12,956,298		18,111,420
Accrued interest		322,039		891,288

TOTAL		13,278,337		19,002,708

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	06.30.24	12.31.23

Total Exhibits B and C	3,979,120,604	3,691,362,538
Plus:
Loans to personnel	20,592,013	18,343,936
Interest and other items accrued receivable from financial assets with credit value impairment	1,619,761	1,362,329

Less:
Allowance for loan losses (Exhibit R)	(88,369,897)	(85,889,143)
Adjustments for effective interest rate	(13,349,725)	(19,951,761)
Corporate bonds and other private securities	(24,298,004)	(16,883,150)
Loan commitments	(173,116,166)	(186,146,785)

Total loans and other financing	3,702,198,586	3,402,197,964

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2024 and December 31, 2023, the Bank holds the loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.24	12.31.23

Liabilities related to foreign trade transactions	56,162,123	68,678,044
Guarantees granted	44,842,444	4,907,628
Secured loans	36,600,376	79,886,340
Overdrafts and receivables not used	35,511,223	32,674,773

TOTAL	173,116,166	186,146,785

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

See information on the Financing line for productive investment described in Note 8 to the consolidated condensed interim financial statements.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	06.30.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	114,599,443	88,992,145
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	24,305,153	58,258,587
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	13,838,418	26,555,747

TOTAL	152,743,014	173,806,479

10.2. Financial assets measured at fair value through OCI

	06.30.24	12.31.23

Government securities (1)	2,059,151,929	929,618,663
Private securities – Corporate bonds	23,719,564	16,106,145
Local BCRA Bills	14,360,063	125,430,947
BCRA Liquidity Bills	-	108,645,647

TOTAL	2,097,231,556	1,179,801,402

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. As of June 30, 2024, their notional value stood at 552,080,874,862 (see Exhibit A and O).

Debt Swap - August 2024

In August 2024, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (BOND T2X5)	4,730,000,000
Treasury Bonds in Pesos adjusted by Cer 4%. Maturity October 14, 2024 (BOND T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5)	56,422,237,648

11. Financial assets pledged as collateral

As of June 30, 2024 and December 31, 2023, the Bank pledged as collateral the following financial assets:

		06.30.24	12.31.23

Guarantee trust - Government securities at fair value through OCI	(3)	76,312,647	234,777,376
Deposits as collateral	(1)	243,821,535	50,266,652
BCRA - Special guarantee accounts (Note 40.1)	(2)	142,061,706	174,246,598
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	26,850	11,050,927

TOTAL		462,222,738	470,341,553

(1)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases and surety bonds transactions.
(2)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T2X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(4)	The trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	06.30.24	12.31.23

Advances	45,107,421	-

	45,107,421	-

12.2. Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the Separate Condensed Statement of Financial Position:

	06.30.24	12.31.23

Income tax provision	-	346,149,888
Advances	-	(3,550,469)
Collections and withholdings	-	(115,097)

	-	342,484,322

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		06.30.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	22,166,541	(2,014,305)	-	20,152,236	-
Provisions	64,008,438	(25,344,820)	-	38,663,618	-
Loans and cards commissions	6,489,821	(2,740,753)	-	3,749,068	-
Organizational expenses and others	(30,320,626)	(3,740,694)	-	-	(34,061,320)
Property and equipment and miscellaneous assets	(74,986,728)	(467,060)	-	-	(75,453,788)
Debt securities and investments in equity instruments	(31,352,897)	(147,152,693)	164,624,160	-	(13,881,430)
Tax inflation adjustment	1,899,544	(1,371,224)	-	528,320	-
Tax losses	-	79,685,300	-	79,685,300	-
Other	94	(42)	-	52	-

Debt	(42,095,813)	(103,146,291)	164,624,160	142,778,594	(123,396,538)

Offsettings				(123,396,538)	123,396,538

Net deferred asset				19,382,056	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	26,365,464	(4,198,923)	-	22,166,541	-
Provisions	70,618,478	(6,610,040)	-	64,008,438	-
Loans and cards commissions	6,835,611	(345,790)	-	6,489,821	-
Organizational expenses and others	(27,087,421)	(3,233,205)	-	-	(30,320,626)
Property and equipment and miscellaneous assets	(72,688,659)	(2,298,069)	-	-	(74,986,728)
Debt securities and investments in equity instruments	(53,335,204)	203,068,370	(181,086,063)	-	(31,352,897)
Tax inflation adjustment	11,830,583	(9,931,039)	-	1,899,544	-
Other	241	(147)	-	94	-

Debt	(37,460,907)	176,451,157	(181,086,063)	94,564,438	(136,660,251)

Offsettings				(94,564,438)	94,564,438

Net deferred liabilities				-	(42,095,813)

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Current income tax expense	13,578,895	15,797,576	(48,969,505)	(90,885,915)
Income / (loss) from deferred income tax	(75,263,676)	(103,146,291)	(15,246,016)	(1,092,432)

Income tax recognized through profit or loss	(61,684,781)	(87,348,715)	(64,215,521)	(91,978,347)

Income tax recognized through OCI	62,260,088	164,624,160	(11,972,463)	(14,744,060)

Total income tax	575,307	77,275,445	(76,187,984)	(106,722,407)

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the interim periods ended June 30, 2024 and 2023 was 36% and 34%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	06.30.24	12.31.23

Private securities - Shares of other non-controlled companies (1)	6,023,682	5,799,340

TOTAL	6,023,682	5,799,340

(1) See Exhibit A to the consolidated financial statements.

13.2. Investments in equity instruments through other comprehensive income

	06.30.24	12.31.23

Compensadora Electrónica S.A.	1,603,181	1,603,181
Mercado Abierto Electrónico S.A.	955,719	920,103
Banco Latinoamericano de Exportaciones S.A.	547,025	727,122
Seguro de Depósitos S.A.	229,384	259,329
Other	40,267	58,735

TOTAL	3,375,576	3,568,470

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.24	12.31.23
Subsidiaries
Volkswagen Financial Services Compañía Financiera S.A.	22,858,775	20,764,107
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	14,203,402	20,483,258
PSA Finance Arg. Cía. Financiera S.A.	10,820,493	12,123,793
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) (3)	153,922	266,551
Associates
BBVA Seguros Argentina S.A.	6,763,044	8,467,393
Rombo Compañía Financiera S.A.	6,277,091	5,532,413
Interbanking S.A.	2,786,797	3,793,848
Play Digital S.A.(1)	1,805,697	3,511,006
Openpay Argentina S.A.(2)	529,631	926,404

TOTAL	66,198,852	75,868,773
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of March 31, 2024 has been used. In addition, the significant transactions made or events occurred between April 1 and June 30, 2024 were considered.
(2)	On April 19, 2023, 29,205 (123,897 in restated values) shares were subscribed for and paid in in cash. See also note 53.
(3)	On November 28, 2023, a contribution in cash was made for 120,000 (270,663 in restated values). The Bank subscribed 64,667 (145,858 in restated values) and BBVA subscribed 55,333 (124,805 in restated values).

15. Property and equipment

Breakdown is as follows:

	06.30.24	12.31.23

Real estate	394,960,058	400,008,290
Furniture and facilities	67,910,851	68,781,609
Right of use of leased real estate	47,837,877	43,739,176
Machinery and equipment	29,791,458	14,161,704
Construction in progress	12,337,521	7,334,307
Vehicles	1,584,570	1,801,351

TOTAL	554,422,335	535,826,437

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	06.30.2024	12.31.2023

Real estate - Balvanera	(1,285,550)	(1,285,550)
Real estate - Libertador	(1,045,997)	(1,045,997)
Real estate - Local 1 Puerto Madero	(539,144)	(539,144)
Real estate - Local 5 Puerto Madero	(395,803)	(395,803)
Real estate - Cerro Las Rosas	(130,416)	(130,416)
Real estate - Mar del Plata	(127,200)	(127,200)
Real estate - Lavallol	(82,427)	(82,427)
Real estate - La Plata	(74,625)	(74,625)
Real estate - Monte Grande	(70,519)	(70,519)
Real estate - Bahía Blanca	(26,516)	(26,516)

TOTAL	(3,778,197)	(3,778,197)

16. Intangible assets

Breakdown is as follows:

	06.30.24	12.31.23

Own systems development expenses	57,358,013	59,178,846

TOTAL	57,358,013	59,178,846

17. Other non-financial assets

Breakdown is as follows:

	06.30.24	12.31.23

Investment properties	107,177,247	108,138,204
Prepayments	19,128,929	21,810,722
Advances to suppliers of goods	12,993,622	11,869,312
Tax advances	6,587,418	13,501,334
Other miscellaneous assets	2,557,917	1,347,821
Advances to personnel	341,608	15,293,719
Assets acquired as security for loans	96,526	100,991
Other	3,205,234	14,019,543

TOTAL	152,088,501	186,081,646

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	06.30.2024	12.31.2023

Leased real estate - Viamonte	(428,422)	(428,422)

TOTAL	(428,422)	(428,422)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	06.30.24	12.31.23

Real estate held for sale - Fisherton	860,168	860,168
Real estate held for sale - Mendoza	280,292	280,292
Real estate held for sale - Villa Lynch	225,257	225,257
Real estate held for sale - Bernal	166,295	166,295

TOTAL	1,532,012	1,532,012

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	06.30.2024	12.31.2023

Real estate held for sale - Fisherton	(445,285)	(445,285)

TOTAL	(445,285)	(445,285)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.24	12.31.23

Non-financial Government sector	180,351,308	61,182,871
Financial sector	15,456,946	27,169,050
Non-financial Private sector and Residents Abroad	5,628,374,120	6,462,887,196
Savings accounts	2,447,576,934	3,092,999,935
Time deposits	1,644,964,994	1,351,722,307
Checking accounts	1,223,650,281	1,642,513,500
Investment accounts	274,051,001	327,413,795
Other	38,130,910	48,237,659

TOTAL	5,824,182,374	6,551,239,117

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.24	12.31.23

Liabilities for transactions with government securities	194,844	18,571,084

TOTAL	194,844	18,571,084

21. Other financial liabilities

Breakdown is as follows:

	06.30.24	12.31.23

Obligations from financing of purchases	598,988,296	505,531,443
Receivables from spot purchases pending settlement	121,374,652	1,381,802
Collections and other transactions on behalf of third parties	51,095,922	73,352,352
Lease liabilities (Note 25)	28,826,794	42,251,281
Funds collected on behalf of AFIP	27,355,286	132,811,097
Payment orders pending credit	25,019,688	25,708,482
Credit balance for spot sales pending settlement	19,498,878	611,801
Commissions accrued payable	11,093	23,104
Other	11,967,407	16,064,620

TOTAL	884,138,016	797,735,982

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.24	12.31.23

Foreign financial institutions	11,130,548	4,803,637
Local financial institutions	2,607,550	1,525,205
BCRA	140,985	196,540

TOTAL	13,879,083	6,525,382

23. Corporate bonds issued

No transactions were accounted for the six-month periods ended June 30, 2024 and December 31, 2023, respectively.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.24	12.31.23

Miscellaneous creditors	162,926,849	223,787,696
Short-term personnel benefits	79,918,732	108,062,169
Other collections and withholdings	67,185,275	75,348,164
Dividends payable (1)	50,638,718	-
Advances collected	47,055,690	88,630,853
Other taxes payable	27,902,940	58,131,961
For contract liabilities	6,040,640	5,732,618
Long-term personnel benefits	3,970,951	3,061,721
Social security payment orders pending settlement	719,580	666,842
Termination benefits payable	41,603	2,088,122
Other	1,095,448	1,152,129

TOTAL	447,496,426	566,662,275

(1) See note 44 to the consolidated financial statements

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2024 and December 31, 2023:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	period (1)	06.30.24	06.30.24

Leased real estate	88,048,790	6,826,464	3,298,774	44,309,614	1,799,263	1,228,252	43,738,603	47,837,877

(1) See note 37

	Original			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.23	Additions	Derecognitions	as of 01.01.23	Derecognitions	fiscal year	fiscal year-end	12.31.23

Leased real estate	76,929,630	17,040,393	5,921,233	44,190,729	4,007,778	4,126,663	44,309,614	43,739,176

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.24	12.31.23

Up to 1 year	1,467,655	288,011	1,755,666	2,187,128

From 1 to 5 years	20,199,937	1,675,041	21,874,978	31,600,935

More than 5 years	5,196,150		5,196,150	8,463,218

			28,826,794	42,251,281

Interest and exchange rate difference recognized in profit or loss

	06.30.24	06.30.23

Other operating expenses

Interest on lease liabilities (Note 38)	(1,691,936)	(1,438,210)

Exchange rate difference

Exchange rate difference for financial lease	(3,507,262)	(17,199,355)

26. Interest income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Premiums on reverse repurchase	147,555,394	689,878,406	117,575,604	198,155,028
Stabilization Coefficient (CER) clause	252,289,277	583,804,224	169,065,736	270,092,925
Interest on instruments	102,237,009	266,852,883	120,529,859	209,230,415
Interest on government securities	139,335,122	205,893,931	565,000,244	1,049,692,798
Interest on credit card loans	93,400,322	201,502,886	122,587,374	243,369,038
Interest on overdrafts	63,626,192	146,460,834	75,165,536	154,670,888
Acquisition Value Unit (UVA) clause	55,071,941	133,757,051	51,274,715	90,729,237
Interest on consumer loans	52,435,576	99,797,725	59,161,101	114,925,177
Interest on other loans	12,217,317	34,804,248	28,967,484	65,461,086
Interest on loans to the financial sector	12,795,290	24,921,186	15,100,332	24,657,029
Interest on pledge loans	4,602,620	9,964,548	6,000,489	11,199,358
Interest on mortgage loans	4,833,564	6,054,713	2,355,893	7,257,087
Interest on lease liabilities	2,148,446	4,756,284	3,288,319	6,796,459
Interest on loans for the prefinancing and financing of exports	2,462,780	3,979,004	721,117	1,431,240
Interest on private securities	912,383	2,582,517	1,658,258	2,669,120
Other interest	1,445,687	2,707,989	1,048,876	1,938,417

TOTAL	947,368,920	2,417,718,429	1,339,500,937	2,452,275,302

27. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Time deposits	189,882,712	461,055,950	528,439,340	972,799,577
Checking accounts deposits	49,357,873	287,938,972	115,759,387	174,872,540
Acquisition Value Unit (UVA) clause	37,303,493	87,375,549	24,961,615	46,960,195
Savings accounts deposits	4,774,066	11,008,866	3,156,011	5,491,026
Other liabilities from financial transactions	9,590,508	9,770,277	344,542	964,690
Interfinancial loans received	248,277	1,421,813	783,813	1,383,533
Premiums on reverse repurchase transactions	29,620	29,620	256	256
Other interest	4,033	4,057	9,559	13,312

TOTAL	291,190,582	858,605,104	673,454,523	1,202,485,129

28. Commission income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

From credit cards	61,602,914	116,765,270	59,355,209	96,902,625
Linked to liabilities	30,611,723	58,044,777	40,127,919	81,582,485
From foreign trade and foreign currency transactions	5,203,542	11,267,966	5,269,114	9,913,860
From insurance	4,053,451	7,966,135	4,428,698	8,881,265
Linked to securities	3,290,643	7,194,586	2,092,410	3,857,993
Linked to loans	3,919,514	6,361,786	1,574,250	3,160,844
Linked to loan commitments	162,168	223,058	310,590	310,590
From guarantees granted	86,666	162,285	46,006	75,673

TOTAL	108,930,621	207,985,863	113,204,196	204,685,335

29. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

From credit and debit cards	34,174,264	56,772,839	15,674,499	52,401,316
For foreign trade transactions	14,031,108	27,690,305	7,890,891	9,382,717
For payment of salaries	4,155,842	8,633,250	3,835,868	6,757,387
For new channels	3,413,351	6,431,007	2,590,923	4,675,753
For data processing	2,627,296	4,789,967	1,979,751	3,763,801
For advertising campaigns	54,020	274,268	247,441	453,427
Linked to transactions with securities	26,561	61,958	23,362	47,979
Other commission expenses	1,145,217	5,227,102	3,975,121	7,173,707

TOTAL	59,627,659	109,880,696	36,217,856	84,656,087

30. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from government securities	31,826,291	73,156,368	27,419,949	53,689,716
Income from corporate bonds	729,609	843,211	743	743
Income from private securities	639,166	390,036	443,860	765,633
Income from interest rate swaps	385,823	385,823	(220,061)	(119,361)
Loss from put options taken	(441,711)	(1,165,864)	(315,648)	(439,737)
Income from foreign currency forward transactions	(2,530,750)	(10,568,970)	(1,106,524)	1,786,247
Other	-	2,374	(447)	(461)

TOTAL	30,608,428	63,042,978	26,221,872	55,682,780

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from sale of government securities	9,698,105	84,371,890	8,504,568	8,680,822
Income from sale of private securities	3,971,071	3,904,495	4,670	4,670.00

TOTAL	13,669,176	88,276,385	8,509,238	8,685,492

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Income from purchase-sale of foreign currency	11,610,752	19,531,721	18,182,044	33,631,229
Conversion of foreign currency assets and liabilities into pesos	8,837,146	13,369,869	(6,281,956)	(16,557,648)

TOTAL	20,447,898	32,901,590	11,900,088	17,073,581

33. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Adjustments and interest on miscellaneous receivables	9,014,239	25,290,607	10,612,830	20,096,254
Rental of safe deposit boxes	4,497,910	7,777,748	3,882,212	7,026,758
Debit and credit card commissions	2,571,480	4,859,669	2,011,984	4,202,835
Loans recovered	3,068,310	4,804,609	1,976,013	4,946,306
Punitive interest	1,479,748	2,589,436	1,117,425	2,077,506
Rent	1,137,305	2,491,938	1,096,521	2,247,383
Fees expenses recovered	823,148	1,663,411	1,008,311	2,016,043
Allowances reversed	617,725	617,725	(11,085)	2,638
Commission from syndicated transactions	289,910	613,634	351,132	811,943
Other operating income	4,346,951	10,817,575	4,503,978	7,576,346

TOTAL	27,846,726	61,526,352	26,549,321	51,004,012

34. Loan loss allowance

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	40,361,729	69,748,827	39,681,759	76,053,589
Loan loss allowance in foreign currency	(71,877)	2,149,423	823,545	1,534,243

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	(7,710)	11,488	21,609	48,678

TOTAL	40,282,142	71,909,738	40,526,913	77,636,510

35. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Salaries	56,055,493	112,177,093	54,438,238	112,278,725
Other short-term personnel benefits	13,423,090	40,589,503	24,881,087	45,859,443
Social security withholdings and collections	15,705,888	34,163,060	16,677,147	33,627,911
Personnel compensation and bonuses	16,492,722	17,747,050	4,168,951	6,354,519
Personnel services	2,607,313	4,369,213	2,311,149	3,861,716
Termination personnel benefits (Exhibit J)	707,481	707,481	563,415	563,415
Other long-term benefits	2,851,819	2,851,819	3,026,533	3,026,533

TOTAL	107,843,806	212,605,219	106,066,520	205,572,262

36. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Taxes	27,558,038	55,427,132	21,295,370	43,056,147
Rent	15,072,954	33,036,517	17,964,557	34,027,054
Contracted administrative services	16,337,438	31,453,920	13,614,371	25,446,161
Maintenance and repair costs	9,264,765	19,051,216	8,621,713	18,313,692
Armored transportation services	9,846,824	18,680,495	9,361,792	18,686,750
IT	7,844,379	15,935,509	17,495,369	30,042,372
Advertising	7,439,212	15,785,803	6,234,255	13,269,032
Documents distribution	3,833,341	9,603,377	2,874,623	6,056,752
Electricity and communications	3,933,207	7,903,234	3,574,963	7,299,527
Security services	3,203,624	6,537,392	2,635,137	5,156,762
Other fees	3,149,248	5,909,417	3,380,088	5,902,693
Trade reports	2,029,502	4,291,653	1,103,674	4,588,420
Insurance	703,717	1,541,605	771,848	1,638,817
Representation and travel expenses	582,153	1,344,205	804,042	1,349,597
Stationery and supplies	225,912	398,995	149,404	260,653
Fees to Bank Directors and Supervisory Committee	114,691	210,394	116,837	206,012
Other administrative expenses	4,339,947	9,220,722	4,450,066	7,752,856

TOTAL	115,478,952	236,331,586	114,448,109	223,053,297

37. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Property and equipment	10,726,201	20,846,014	9,544,901	19,372,963
Intangible assets	5,571,193	6,777,092	1,461,458	2,920,127
Right of use of leased real estate	801,399	1,228,252	1,141,573	2,381,624
Depreciation of other assets	686,006	965,475	676,376	968,818

TOTAL	17,784,799	29,816,833	12,824,308	25,643,532

38. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.24	Accumulated as of 06.30.24	Quarter ended 06.30.23	Accumulated as of 06.30.23

Turnover tax	89,084,860	156,075,122	79,538,457	147,328,916
Other allowances (Exhibit J)	(17,638,940)	23,277,948	7,997,164	15,153,276
Initial recognition of loans	2,757,113	6,424,352	3,922,298	8,507,118
Contribution to the Deposit Guarantee Fund	2,057,746	4,005,391	2,660,129	5,342,909
Adjustment for restatement of dividends in constant currency	10,280,527	10,280,527	-	-
Claims	683,453	1,289,244	1,058,434	2,324,928
Interest on lease liabilities (Note 25)	819,686	1,691,936	651,517	1,438,210
Other operating expenses	5,968,551	11,476,160	6,965,005	11,394,808

TOTAL	94,012,996	214,520,680	102,793,004	191,490,165

39. Restricted assets

As of June 30, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	06.30.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	6,003	-
Argentine Treasury Bonds adjusted by CER due 2024	-	23,009

Total	6,003	23,009

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 462,222,738 and 470,341,553 as of June 30, 2024 and December 31, 2023, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	653,967,875	645,203,968
BCRA - Special guarantee accounts - restricted (Note 11)	142,061,706	174,246,598
BCRA - Special pension accounts - restricted	104,095	-

	796,133,676	819,450,566

Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-30-2024	332,955,000	-
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	280,284,727	393,566,679
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-26-2024	265,819,939	-
Argentine Bond in dual currency. Maturity 06-30-2024	251,497,757	388,708,861
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-14-2024	230,100,000	-
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	138,841,455	-
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	138,096,475	341,038,074
Argentine Treasury Bonds in pesos. Maturity 08-23-2025	114,599,443	88,992,145
Treasury Bonds in pesos adjusted by Cer 4,25% Maturity 02-14-2025	93,953,316	100,806,292
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	77,930,833	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-29-2024	54,103,500	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	51,665,600	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-01-2024	48,313,974	-
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027	24,305,153	58,258,587
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027	13,838,418	26,555,747
Treasury Bonds in pesos adjusted by Cer 3.75% Maturity 04-14-2024	-	1,422,344
BCRA Liquidity Bills	-	108,645,647

TOTAL	2,912,439,266	2,327,444,942

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	06.30.24	12.31.23

Credit risk	(393,528,561)	(389,645,670)
Operational risk	(180,521,715)	(157,323,459)
Market risk	(2,114,235)	(11,700,941)
Non-compliance (1)	-	(38,083,932)

Paid-in	1,751,351,498	2,018,239,608

Surplus	1,175,186,987	1,421,485,606

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses.

41. Accounting principles – Explanation added for translations into English

These separate financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-01-2024	9260	84,228	1	84,228	-	84,228	-	84,228
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	368,851	-	-	-

Subtotal Government Securities - In pesos		84,228		84,228	368,851	84,228	-	84,228

Government Securities - In foreign currency

Argentine Bond in dual currency. Maturity 06-30-2024	9230	251,497,757	1	251,497,757	388,708,861	251,497,757	-	251,497,757
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	55,790	1	55,790	49,143	55,790	-	55,790
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	13,068,972	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	51,115	-	-	-

Subtotal Government Securities - In foreign currency		251,553,547		251,553,547	401,878,091	251,553,547	-	251,553,547

Private Securities - In pesos

Corporate Bond New San S.A. Series 21 in Pesos Private BADLAR. Maturity 05-09-2025	57750	212,374	3	212,374	-	212,374	-	212,374
Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	474,211	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	422,008	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	322	-	-	-

Subtotal Private Securities - In pesos		212,374		212,374	896,541	212,374	-	212,374

Private Securities - In foreign currency

Corporate Bond YPF Series 30 in USD. Maturity 07-01-2026	57855	129,344	2	129,344	-	129,344	-	129,344
Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	-	2	-	2,969,105	-	-	-

Subtotal Private Securities - In foreign currency		129,344		129,344	2,969,105	129,344	-	129,344

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		251,979,493		251,979,493	406,112,588	251,979,493	-	251,979,493

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in pesos. Maturity 08-30-2024	9262	332,955,000	1	332,955,000	-	332,955,000	-	332,955,000
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024	9200	280,284,727	2	280,284,727	393,566,679	280,284,727	(436,548)	279,848,179
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-26-2024	9261	265,819,939	1	265,819,939	-	265,819,939	-	265,819,939
Argentine Treasury Bills Capitalizable in pesos. Maturity 10-14-2024	9252	230,100,000	1	230,100,000	-	230,100,000	-	230,100,000
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026	9257	138,841,455	1	138,841,455	-	138,841,455	(59,002)	138,782,453
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	138,096,475	1	138,096,475	341,038,074	138,096,475	(202,310)	137,894,165
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	5405	110,048,047	1	110,048,047	92,371,641	110,048,047	-	110,048,047
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	93,953,316	1	93,953,316	100,806,292	93,953,316	(105,801)	93,847,515
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-30-2024	9268	93,802,089	2	93,802,089	-	93,802,089	-	93,802,089
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-31-2025	9256	77,930,833	1	77,930,833	-	77,930,833	(98,036)	77,832,797
Treasury Bonds in pesos adjusted by Cer 2% due 11-09-2026	5925	58,964,720	1	58,964,720	61,094	58,964,720	-	58,964,720
Argentine Treasury Bills Capitalizable in pesos. Maturity 11-29-2024	9255	54,103,500	1	54,103,500	-	54,103,500	-	54,103,500
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-28-2025	9253	51,665,600	1	51,665,600	-	51,665,600	(83,247)	51,582,353
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-01-2024	9260	48,313,974	1	48,313,974	-	48,313,974	-	48,313,974
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	47,002,960	1	47,002,960	-	47,002,960	(495,887)	46,507,073
Argentine Treasury Bills Capitalizable in pesos. Maturity 01-31-2025	9251	634,500	1	634,500	-	634,500	-	634,500
Treasury Bonds in pesos adjusted by Cer 3.75% due 04-14-2024	9178	-	1	-	1,422,344	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	-	1	-	299,109	-	-	-

Subtotal Government Securities - In pesos		2,022,517,135		2,022,517,135	929,565,233	2,022,517,135	(1,480,831)	2,021,036,304

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series C)	9236	10,241,451	2	10,241,451	-	10,241,451	-	10,241,451
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series D)	9237	10,083,078	1	10,083,078	-	10,083,078	-	10,083,078
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series A)	9234	8,644,140	2	8,644,140	-	8,644,140	-	8,644,140
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series B)	9235	7,666,125	2	7,666,125	-	7,666,125	-	7,666,125
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	-	1	-	53,430	-	-	-

Subtotal Government Securities - In foreign currency		36,634,794		36,634,794	53,430	36,634,794	-	36,634,794

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	100,656,178	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	7,989,469	-	-	-

Subtotal BCRA Bills - In pesos		-		-	108,645,647	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-23-2024	12093	7,294,000	2	7,294,000	11,627,434	7,294,000	-	7,294,000
Local BCRA Bills in USD. Maturity 11-20-2024	12090	5,242,563	2	5,242,563	30,522,014	5,242,563	-	5,242,563
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,823,500	2	1,823,500	2,906,859	1,823,500	-	1,823,500
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-	80,374,640	-	-	-

Subtotal BCRA Bills - In foreign currency		14,360,063		14,360,063	125,430,947	14,360,063	-	14,360,063

Private Securities - In pesos

Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	270,496	3	270,496	-	270,496	-	270,496
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	236,374	3	236,374	-	236,374	-	236,374
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	213,173	2	213,173	-	213,173	-	213,173
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	182,661	3	182,661	156,769	182,661	-	182,661
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	172,381	3	172,381	-	172,381	-	172,381
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	405,965	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-	3	-	389,261	-	-	-
Corporate Bond Petroquimica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-	3	-	310,528	-	-	-
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	-	3	-	273,824	-	-	-
Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	-	3	-	6,896,372	-	-	-

Subtotal Private Securities - In pesos		1,075,085		1,075,085	8,432,719	1,075,085	-	1,075,085

Private Securities - In foreign currency

Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	2,476,735	2	2,476,735	624	2,476,735	-	2,476,735
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,818,941	2	1,818,941	2,880,884	1,818,941	-	1,818,941
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	3,756,410	2	3,756,410	-	3,756,410	-	3,756,410
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,784,831	2	1,784,831	-	1,784,831	-	1,784,831
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,569,449	2	1,569,449	2,406,537	1,569,449	-	1,569,449
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,509,496	2	1,509,496	2,385,169	1,509,496	-	1,509,496
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	927,488	2	927,488	-	927,488	-	927,488
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,112,514	2	1,112,514	212	1,112,514	-	1,112,514
Corporate Bond Petroquimica Comodoro Rivadavia Series H in USD. Maturity 12-17-2024	55849	402,502	2	402,502	-	402,502	-	402,502
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	2,688,158	2	2,688,158	-	2,688,158	-	2,688,158
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	1,827,147	2	1,827,147	-	1,827,147	-	1,827,147
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,770,808	2	2,770,808	-	2,770,808	-	2,770,808

Subtotal Private Securities - In foreign currency		22,644,479		22,644,479	7,673,426	22,644,479	-	22,644,479

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,097,231,556		2,097,231,556	1,179,801,402	2,097,231,556	(1,480,831)	2,095,750,725

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				06.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	9196	115,855,982	2	114,599,443	88,992,145	114,599,443	-	114,599,443
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	24,305,166	2	24,305,153	58,258,587	24,305,153	-	24,305,153
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	9166	13,840,550	2	13,838,418	26,555,747	13,838,418	-	13,838,418

Subtotal Government Securities - In pesos		154,001,698		152,743,014	173,806,479	152,743,014	-	152,743,014

TOTAL SECURITIES AT AMORTIZED COST		154,001,698		152,743,014	173,806,479	152,743,014	-	152,743,014

TOTAL OTHER DEBT SECURITIES		2,251,233,254		2,249,974,570	1,353,607,881	2,249,974,570	(1,480,831)	2,248,493,739

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,417,014	1	4,417,014	3,899,779	4,417,014	-	4,417,014
Share Banco de Valores de Bs. As.		1,606,668	1	1,606,668	1,899,561	1,606,668	-	1,606,668
Yacimientos Petrolíferos Fiscales S. A.		-	1	-	-	-	-	-

Subtotal Private Securities - In pesos		6,023,682		6,023,682	5,799,340	6,023,682	-	6,023,682

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,023,682		6,023,682	5,799,340	6,023,682	-	6,023,682

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		1,603,181	3	1,603,181	1,603,181	1,603,181	-	1,603,181
Mercado Abierto Electrónico S.A.		955,719	3	955,719	920,103	955,719	-	955,719
Seguro de Depósitos S.A.		229,384	3	229,384	259,329	229,384	-	229,384
Other		8,852	3	8,852	8,852	8,852	-	8,852

Subtotal Private Securities - In pesos		2,797,136		2,797,136	2,791,465	2,797,136	-	2,797,136

Subtotal Private Securities - In pesos

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		547,025	2	547,025	727,122	547,025	-	547,025
Other		31,415	2	31,415	49,883	31,415	-	31,415

Subtotal Private Securities - In foreign currency		578,440		578,440	777,005	578,440	-	578,440

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		3,375,576		3,375,576	3,568,470	3,375,576	-	3,375,576

TOTAL EQUITY INSTRUMENTS		9,399,258		9,399,258	9,367,810	9,399,258	-	9,399,258

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	06.30.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	1,768,809,255	1,546,138,335
Preferred collaterals and counter-guarantees “A”	14,095,333	8,564,613
Preferred collaterals and counter-guarantees “B”	3,369,736	6,923,448
No preferred guarantees or counter guarantees	1,751,344,186	1,530,650,274

With special follow-up	-	530,736

Under observation	-	530,736
Preferred collaterals and counter-guarantees “B”	-	530,736

Troubled	3,108,351	5,037,751
No preferred guarantees or counter guarantees	3,108,351	5,037,751

With high risk of insolvency	27,030	45,966
No preferred guarantees or counter guarantees	27,030	45,966

Uncollectible	27,191	58,769
No preferred guarantees or counter guarantees	27,191	58,769

TOTAL	1,771,971,827	1,551,811,557

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	06.30.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	2,126,171,123	2,071,766,090
Preferred collaterals and counter-guarantees “A”	1,047,051	726,512
Preferred collaterals and counter-guarantees “B”	173,433,604	130,360,349
No preferred guarantees or counter guarantees	1,951,690,468	1,940,679,229

Low risk	34,725,702	23,335,409
Preferred collaterals and counter-guarantees “B”	2,040,245	1,055,323
No preferred guarantees or counter guarantees	32,685,457	22,280,086

Low risk - With special follow-up	1,721,938	841,376
No preferred guarantees or counter guarantees	1,721,938	841,376

Medium risk	26,120,918	23,103,813
Preferred collaterals and counter-guarantees “A”	-	137
Preferred collaterals and counter-guarantees “B”	346,800	224,237
No preferred guarantees or counter guarantees	25,774,118	22,879,439

High risk	15,369,917	17,581,646
Preferred collaterals and counter-guarantees “A”	108	-
Preferred collaterals and counter-guarantees “B”	472,812	297,777
No preferred guarantees or counter guarantees	14,896,997	17,283,869

Uncollectible	3,039,179	2,922,647
Preferred collaterals and counter-guarantees “B”	358,595	495,176
No preferred guarantees or counter guarantees	2,680,584	2,427,471

TOTAL	2,207,148,777	2,139,550,981

TOTAL GENERAL	3,979,120,604	3,691,362,538

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	06.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	526,150,332	13.22%	446,394,326	12.09%
50 following largest customers	604,291,175	15.19%	451,584,508	12.23%
100 following largest customers	321,559,729	8.08%	273,047,394	7.40%
All other customers	2,527,119,368	63.51%	2,520,336,310	68.28%

TOTAL	3,979,120,604	100.00%	3,691,362,538	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,655,508	8,516	12,774	25,548	51,096	55,354	1,808,796

Financial sector	-	74,980,259	18,033,958	15,413,393	13,167,018	18,239,670	-	139,834,298

Non-financial Private sector and Residents Abroad	42,406,795	1,571,317,930	740,175,312	495,703,986	495,600,041	353,304,693	600,413,858	4,298,922,615

TOTAL	42,406,795	1,647,953,697	758,217,786	511,130,153	508,792,607	371,595,459	600,469,212	4,440,565,709

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	87,371	120,296	32,560	45,928	91,856	145,439	523,450

Financial sector	-	34,762,957	3,159,860	12,277,206	42,214,159	12,697,814	20,037,672	125,149,668

Non-financial Private sector and Residents Abroad	39,642,458	1,638,174,454	542,708,778	587,952,379	507,945,424	353,252,457	598,089,603	4,267,765,553

TOTAL	39,642,458	1,673,024,782	545,988,934	600,262,145	550,205,511	366,042,127	618,272,714	4,393,438,671

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	06.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,308,635,430	22.47%	990,291,976	15.12%

50 following largest customers	640,049,242	10.99%	718,626,958	10.97%

100 following largest customers	214,396,524	3.68%	334,874,826	5.11%

All other customers	3,661,101,178	62.86%	4,507,445,357	68.80%

TOTAL	5,824,182,374	100.00%	6,551,239,117	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	5,009,222,406	877,359,303	31,844,408	1,877,814	4,053	-	5,920,307,984
Non-financial Government sector	180,365,256	24,614	-	-	-	-	180,389,870
Financial sector	15,456,946	-	-	-	-	-	15,456,946
Non-financial Private sector and Residents Abroad	4,813,400,204	877,334,689	31,844,408	1,877,814	4,053	-	5,724,461,168
Liabilities at fair value through profit or loss	194,844	-	-	-	-	-	194,844
Derivative instruments	514,103	-	-	-	-	-	514,103
Repo transactions and surety bonds	177,991,936	-	-	-	-	-	177,991,936
Other financial institutions	177,991,936	-	-	-	-	-	177,991,936
Other financial liabilities	889,455,914	867,838	1,211,008	2,110,404	3,283,676	19,524,090	916,452,930
Financing received from the BCRA and other financial institutions	5,444,077	7,055,721	1,554,307	-	-	-	14,054,105

TOTAL	6,082,823,280	885,282,862	34,609,723	3,988,218	3,287,729	19,524,090	7,029,515,902

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	6,107,368,742	510,892,997	170,761,443	4,086,245	520,160	-	6,793,629,587
Non-financial Government sector	61,162,899	231,743	-	-	-	-	61,394,642
Financial sector	27,169,050	-	-	-	-	-	27,169,050
Non-financial Private sector and Residents Abroad	6,019,036,793	510,661,254	170,761,443	4,086,245	520,160	-	6,705,065,895
Liabilities at fair value through profit or loss	18,571,084	-	-	-	-	-	18,571,084
Derivative instruments	3,856,508	-	-	-	-	-	3,856,508
Other financial liabilities	798,495,670	1,500,646	2,146,555	4,012,736	6,143,642	33,585,831	845,885,080
Financing received from the BCRA and other financial institutions	5,900,606	753,516	-	-	-	-	6,654,122

TOTAL	6,934,192,610	513,147,159	172,907,998	8,098,981	6,663,802	33,585,831	7,668,596,381

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 06.30.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	10,736,669	7,060,553	(1)(3)	-	-	(5,610,704)	12,186,518

	- For administrative, disciplinary and criminal penalties	8,989	-		-	-	(3,989)	5,000

	- Provisions for termination plans	1,384,429	707,481		-	-	(614,328)	1,477,582

	- Other	24,892,296	16,233,651	(2)	617,725	2,421,980	(19,663,919)	18,422,323

	TOTAL PROVISIONS	37,022,383	24,001,685		617,725	2,421,980	(25,892,940)	32,091,423

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 16,256 for exchange differences in foreign currency for contingent commitments

PROVISIONS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases		Monetary (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	15,082,701	8,718,564	(1)(3)	-	-	(13,064,596)	10,736,669

	- For administrative, disciplinary and criminal penalties	27,991	-		-	-	(19,002)	8,989

	- Provisions for termination plans	2,541,684	859,024		-	-	(2,016,279)	1,384,429

	- Other	30,075,250	28,532,294	(2)	2,637	8,545,480	(25,167,131)	24,892,296

	TOTAL PROVISIONS	47,727,626	38,109,882		2,637	8,545,480	(40,267,008)	37,022,383

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 205,886 for exchange differences in foreign currency for contingent commitments

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

ACCOUNTS	TOTAL	AS OF 06.30.24 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	06.30.24	Dollar	Euro	Real	Other	12.31.23

Cash and deposits in banks	1,221,120,772	1,182,180,848	34,080,938	637,876	4,221,110	1,935,644,273
Debt securities at fair value through profit or loss	251,682,891	251,682,891	-	-	-	404,847,196
Other financial assets	35,959,312	35,391,458	567,854	-	-	68,744,363
Loans and other financing	492,389,967	488,901,623	3,488,344	-	-	354,075,694
Non-financial Government sector	7,254	7,254	-	-	-	3,196
Other financial institutions	27,582	27,582	-	-	-	7,439
Non-financial Private sector and Residents Abroad	492,355,131	488,866,787	3,488,344	-	-	354,065,059
Other debt securities	73,639,336	73,639,336	-	-	-	133,157,803
Financial assets pledged as collateral	37,065,386	37,065,386	-	-	-	76,256,401
Investments in equity instruments	578,440	547,025	31,415	-	-	777,005

TOTAL ASSETS	2,112,436,104	2,069,408,567	38,168,551	637,876	4,221,110	2,973,502,735

	TOTAL	AS OF 06.30.24 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	06.30.24	Dollar	Euro	Real	Other	12.31.23

Deposits	1,719,832,707	1,699,133,515	20,699,192	-	-	2,305,045,229
Non-financial Government sector	166,329,241	166,328,769	472	-	-	39,791,592
Financial sector	701,292	693,728	7,564	-	-	1,136,334
Non-financial Private sector and Residents Abroad	1,552,802,174	1,532,111,018	20,691,156	-	-	2,264,117,303
Other financial liabilities	121,899,038	112,671,491	9,173,433	-	54,114	143,692,313
Financing received from the BCRA and other financial institutions	11,243,118	6,903,500	4,339,618	-	-	5,607,272
Other non-financial liabilities	53,387,153	34,500,083	18,887,070	-	-	108,285,856

TOTAL LIABILITIES	1,906,362,016	1,853,208,589	53,099,313	-	54,114	2,562,630,670

EXHIBIT O

DERIVATIVES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents Abroad - Financial sector	12	10	81	2,044,000
	REPO TRANSACTIONS (2)	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents Abroad - Financial sector	1	1	3	262,310,799

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	399,902,668

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	88	174,780,660

	OPTIONS (3)	Financial Transactions Own account	Local government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	12	474	552,080,875

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.
(2)	Although these transactions do not correspond to derivate financial instruments, they are included in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 552,080,874,862. See Notes 5, 9 and 53 to the Consolidated Condensed Interim Financial Statements.

DERIVATIVES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	4	2,416,536,796

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	289,569,622

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	138	139,207,347

	OPTIONS (3)	Financial Transactions Own account	Government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	11	483	255,605,887

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.
(2)	Although these transactions do not correspond to derivate financial instruments, they are included in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 142,183,107,297. See Notes 5 and 9 to the Consolidated Financial Statements.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with	(loss)	06.30.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,227,285	46,785	-	106,607	(1,022,971)	1,357,706

Loans and other financing	85,889,143	17,643,612	5,026,853	22,221,819	(42,411,530)	88,369,897
Other financial institutions	6,826,610	5,902,161	272,427	2,992	(3,162,707)	9,841,483
Non-financial Private sector and Residents Abroad	79,062,533	11,741,451	4,754,426	22,218,827	(39,248,823)	78,528,414
Overdrafts	6,175,018	2,295,457	(586,398)	1,634,656	(3,454,540)	6,064,193
Instruments	6,911,653	2,603,842	(155,405)	(287,072)	(3,126,786)	5,946,232
Mortgage loans	5,946,090	113,159	1,071,867	3,050,726	(3,311,532)	6,870,310
Pledge loans	473,501	4,667	(10,139)	50,362	(208,998)	309,393
Consumer loans	17,341,902	1,111,343	1,011,324	5,349,125	(8,359,248)	16,454,446
Credit cards	34,346,813	3,861,520	3,401,562	10,833,702	(17,438,168)	35,005,429
Finance leases	844,623	15,502	64,983	212,897	(431,132)	706,873
Other	7,022,933	1,735,961	(43,368)	1,374,431	(2,918,419)	7,171,538

Other debt securities	176,227	109,601	-	-	(98,113)	187,715

Contingent commitments	10,736,669	5,168,602	1,634,321	257,630	(5,610,704)	12,186,518

TOTAL ALLOWANCES	99,029,324	22,968,600	6,661,174	22,586,056	(49,143,318)	102,101,836

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	31.12.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,331,523	923,230	-	993,715	(2,021,183)	2,227,285

Loans and other financing	117,040,916	25,357,897	8,703,135	54,187,094	(119,399,899)	85,889,143
Other financial institutions	5,043,684	7,225,837	686,071	(4,484)	(6,124,498)	6,826,610
Non-financial Private sector and Residents Abroad	111,997,232	18,132,060	8,017,064	54,191,578	(113,275,401)	79,062,533
Overdrafts	5,835,904	2,439,408	1,617,685	1,880,314	(5,598,293)	6,175,018
Instruments	4,272,049	7,731,794	573,698	865,082	(6,530,970)	6,911,653
Mortgage loans	9,601,620	412,498	1,850,314	4,074,815	(9,993,157)	5,946,090
Pledge loans	831,368	385,585	66,243	95,438	(905,133)	473,501
Consumer loans	22,946,976	2,587,851	2,254,575	17,050,090	(27,497,590)	17,341,902
Credit cards	56,518,075	8,136,929	970,729	24,397,261	(55,676,181)	34,346,813
Finance leases	1,066,057	310,564	208,011	349,610	(1,089,619)	844,623
Other	10,925,183	(3,872,569)	475,809	5,478,968	(5,984,458)	7,022,933

Other debt securities	179,630	186,467	-	-	(189,870)	176,227

Contingent commitments	15,082,701	7,979,017	433,570	305,978	(13,064,597)	10,736,669

TOTAL ALLOWANCES	134,634,770	34,446,611	9,136,705	55,486,787	(134,675,549)	99,029,324

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these Reporting Summary:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 9,509,597 and 16,828,304, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of June 30, 2024 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 21, 2024.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2024 and December 31, 2023.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2024, the Entity's total assets, liabilities and shareholders' equity attributable to owners of the Parent amounted to 9,541,317,779; 7,432,811,641; and 2,075,591,591; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 4.1 million active customers as of June 30, 2024. That network includes 242 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 884 ATMs, 849 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,101 employees, including 92 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 3,814,900,149 as of June 30, 2024, reflecting a 2.40% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, consumer loans and mortgage loans, the latter jointly with consumer loans decreased the least, by 17.42% in the case of mortgage loans and 12.50% in consumer loans, compared with June 30, 2023.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 10.54% at period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.18%, with a 165.50% hedge level (total allowances/nonperforming financing) as of June 30, 2024.

The exposure for securities as of June 30, 2024 totaled $ 2,787,614,488, including repos.

In terms of liabilities, customers’ resources totaled $ 5,810,545,000, with a 22.18% decrease over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 7.50% at period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 153,380,074 as of June 30, 2024, representing a return on average shareholders' equity of 13.26%, a return on average assets of 2.97%, and a return on average liabilities of 1.93%.

Accumulated net interest income totaled 1,612,593,256, up by 24.76% compared to June 2023. Such increase was driven by increased premiums on reverse repurchase agreements and interest on Cer clause adjustments, offset by interest expenses for checking accounts and UVA clause adjustments.

Accumulated net commission income totaled 118,680,588, decreasing by 14.66% compared to June 2023. This decrease was generated by lower commission income linked to liabilities and insurance. This decrease was offset by lower commission expenses for foreign trade transactions.

As concerns accumulated administrative expenses and personnel benefits totaled 455,704,448, up by 4.71% vis-a-vis June 2023. This increase was due to higher expenses for personnel services, taxes and administrative services hired.

Prospects

In recent months, significant fiscal consolidation and relative exchange stability, combined with a sharp decline in economic activity, have led to a progressive slowdown in inflation. Despite the prevailing uncertainty and related risks, according to BBVA Research, the ongoing adjustments, together with additional measures that could be adopted in the future, could lay the foundation for annual inflation to continue slowing throughout the year. On the other hand, while the economic downturn could start to improve as from mid-year, GDP is expected to fall by around 4.0% in 2024 (remaining unchanged from previous forecasts) after having declined 1.6% in 2023. Year-end inflation for 2024 is projected at 135% (with a downward bias), compared to 211% at the end of 2023.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

As of June 2024, private credit in Argentine pesos grew 176% on y-o-y terms, whereas BBVA Argentina increased its loans portfolio in Argentine pesos by 230%1. Neither the financial system nor BBVA managed to outgrow inflation on y-o-y terms (which reached 272% p.a. in June 2024). However, starting in April 2024, BBVA Argentina began to grow above inflation month after month, with the banking system following suit since May. The Bank’s consolidated market share in total private loans rose 153 basis points, from 9.01% in June 2023 to 10.54% in June 2024, maintaining a two digit share.

As to total private deposits, the financial system grew 167%, whereas the Bank’s portfolio rose 185%, without exceeding the inflation level in any case. BBVA Argentina’s consolidated market share in private deposits stood at 7.50%, 46 basis points higher than in the prior year, which stood at 7.03%.

BBVA Argentina continues to monitor actively its businesses, financial conditions and results of operations and considers itself to be in a competitive position to continue facing the challenges posed by the context. The Bank has a low cost of funding due to the appropriate structure of its deposits, a strong capital and liquidity position and the optimal portfolio quality in relation to the financial system.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes financial inclusion and education and supports scientific research and culture. In this context and as part of its sustainable real estate refurbishment plan, aimed at improving the experience of both employees and customers, BBVA has invested over ARS 3.5 billion in Argentina in the refurbishment of 10 branches. The sustainability criteria being adopted at the several branches include reduced water consumption, storage and collection of recyclable products, implementation of solar energy for electricity generation and water heating, and the installation of highly efficient carpentry and micro-perforated textile facades for solar control.

Regarding digitization, our service offer has evolved in such a way that by the end of June 2024, mobile monetary transactions grew by 60% YoY. During the quarter, the acquisition of new customers through digital channels exceeded traditional channels by 84%, whereas in June 2023 it was approximately 81%.

Finally, BBVA Argentina continues to actively monitor its businesses, the financial conditions, and results of its operations to maintain a competitive position and face the challenges of a pivotal year for Argentina.

The Bank’s goal for 2024 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

1 Source: BCRA Reporting regime siscen as of June 30, 2024. Capital balances as of the last day of each period, in nominal terms.

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Total assets	9,541,317,779	11,641,077,987	11,255,723,248	11,352,869,313	10,693,716,164

Total liabilities	7,432,811,641	9,534,455,271	9,381,875,133	9,607,357,721	8,820,638,966

Shareholders' Equity Parent	2,075,591,591	2,075,289,251	1,841,115,783	1,710,907,492	1,836,149,325

Shareholders’ Equity Minority interest	32,914,547	31,333,465	32,732,332	34,604,100	36,927,873

Total liabilities + Shareholders' Equity Parent + Minority interest	9,541,317,779	11,641,077,987	11,255,723,248	11,352,869,313	10,693,716,164

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Net interest income	1,612,593,256	1,292,516,963	803,550,713	633,240,861	654,964,191

Net commission income	118,680,588	139,071,662	144,879,387	120,192,495	100,317,193

Net income from measurement of financial instruments at fair value through profit or loss	64,043,542	59,635,439	49,143,605	39,771,889	45,693,363
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	88,276,385	8,685,492	4,221,433	(695,534)	(19,298,758)
Foreign exchange and gold gains/(losses)	32,465,093	16,855,876	28,548,516	28,567,497	55,201,767
Other operating income	62,315,361	52,528,102	58,271,260	46,333,223	44,122,383
Loan loss allowance	(73,421,769)	(78,837,366)	(40,985,039)	(55,807,837)	(85,941,294)

Net operating income	1,904,952,456	1,490,456,168	1,047,629,875	811,602,594	795,058,845

Personnel benefits	(216,137,933)	(209,189,752)	(186,938,788)	(168,624,924)	(170,513,408)
Administrative expenses	(239,566,515)	(226,031,786)	(187,589,392)	(154,899,062)	(150,210,492)
Asset depreciation and impairment	(30,128,337)	(25,945,328)	(29,147,883)	(31,192,297)	(33,729,694)
Other operating expenses	(224,066,806)	(201,408,645)	(154,978,655)	(140,792,246)	(120,536,024)

Operating income	1,195,052,865	827,880,657	488,975,157	316,094,065	320,069,227

Income/(loss) from associates and joint ventures	(931,519)	1,926,550	(765,169)	1,860,400	4,301,293

Loss on net monetary position	(946,920,630)	(549,094,385)	(366,493,281)	(224,739,499)	(127,143,334)

Subtotal Subsidiaries	247,200,716	280,712,822	121,716,707	93,214,966	197,227,186

Income before income tax from continuing activities	(93,820,642)	(98,839,475)	43,432,304	44,856,511	(85,587,908)

Net income from continuing activities	153,380,074	181,873,347	165,149,011	138,071,477	111,639,278

Net income for the period	153,380,074	181,873,347	165,149,011	138,071,477	111,639,278

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Net income for the period	153,380,074	181,873,347	165,149,011	138,071,477	111,639,278

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	610,298	(85,437)	(745,872)

	-	-	610,298	(85,437)	(745,872)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(265,051,924)	23,411,673	(98,837,022)	(5,147,418)	74,037,051
Reclassification adjustment for the period	(86,750,307)	5,216,014	(4,221,433)	528,729	19,298,635
Income tax	165,835,965	(14,744,138)	37,770,546	2,439,924	(25,211,909)

	(185,966,266)	13,883,549	(65,287,909)	(2,178,765)	68,123,777

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income from financial instruments at fair value through OCI	(149,339)	2,570,397	(168,789)	(100,253)	(318,429)
Income tax	-	-	-	-	73,774

	(149,339)	2,570,397	(168,789)	(100,253)	(244,655)

Total Other Comprehensive Income / (Loss) for the period	(186,115,605)	16,453,946	(64,846,400)	(2,364,455)	67,133,250

Total comprehensive income / (loss)	(32,735,531)	198,327,293	100,302,611	135,707,022	178,772,528

Total Comprehensive income / (loss):
Attributable to owners of the Parent	(33,348,380)	197,242,525	102,750,745	136,297,335	177,248,446
Attributable to non-controlling interests	612,849	1,084,768	(2,448,134)	(590,313)	1,524,082

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Total de cash flows generated by / (used in) operating activities	905,870,949	574,610,042	(173,181,799)	736,518,013	(949,660,678)

Total cash flows used in investing activities	(43,153,821)	(18,390,804)	(32,142,238)	(18,221,123)	(6,476,381)

Total cash flows (used in) / generated by financing activities	(65,723,167)	(14,722,961)	28,116,325	(55,971,588)	(71,122,887)

Effect of exchange rate changes	(399,979,230)	66,522,678	(91,813,585)	10,276,438	108,343,795

Effect of net monetary income/(loss) of cash and cash equivalents	(1,001,061,304)	(689,203,860)	(627,248,385)	(571,465,990)	(362,870,833)

Total cash (used in) / generated during the period	(604,046,573)	(81,184,905)	(896,269,682)	101,135,750	(1,281,786,984)

REPORTING SUMMARY FOR

THE PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	06.30.24 / 06.30.23	06.30.23 / 06.30.22	06.30.22 / 06.30.21	06.30.21 / 06.30.20

Total loans	(2.40) %	(4.63) %	1.68%	(15.99) %

Total deposits	(22.18) %	(4.30) %	(2.48) %	8.65%

Income/(loss)	(15.67) %	10.13%	19.61%	23.68%

Shareholders’ Equity	0.09%	12.42%	7.35%	(6.81) %

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20

Solvency (a)	28.37%	22.09%	19.97%	18.17%	21.24%

Liquidity (b)	69.47%	84.13%	76.68%	75.75%	63.84%

Tied-up capital (c)	34.39%	33.22%	37.00%	35.03%	32.82%

Indebtedness (d)	3.53	4.53	5.01	5.50	4.71

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of June 30, 2024, (b) the condensed consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2024, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

b)	As of June 30, 2024, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 4,962,957,754, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended June 30, 2024, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of June 30, 2024 and as of June 30, 2023, 2022, 2021 and 2020, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of June 30, 2021 and 2020, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on August 24, 2021 and August 25, 2020, respectively.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of June 30, 2024.

City of Buenos Aires

August 21, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of June 30, 2024; (b) the condensed separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2024, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

b)	As of June 30, 2024, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 4,962,957,754, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of June 30, 2024.

City of Buenos Aires

August 21, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2024, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the condensed interim financial statements and its subsidiaries presented as of June 30, 2024, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income and other comprehensive income for the three and six-month periods ended June 30, 2024, the consolidated condensed statements of changes in shareholders’ equity, and cash flows for the six-month periods then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of BBVA Argentina as of June 30, 2024, and the separate condensed statement of financial position, the separate condensed statements of income, other comprehensive income for the three and six-month periods ended June 30, 2024, the separate condensed statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have observed the auditing standards in force and we have taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on August 21, 2024, issued their limited review report on the consolidated and separate condensed interim financial statements as of June 30, 2024, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in item I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise on the accompanying interim financial statements of BBVA Argentina for the six-month period ended June 30, 2024 referred to in the first paragraph of Item 1 of this report, except as set forth in the following item 4.

Furthermore, the financial statements referred to in item 1 of this report reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements” and note 2. “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in item 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that:

i.	The accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the condensed consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force;

In addition, we have reviewed the Reporting Summary required by the Argentine Securities Commission (CNV), upon which, as far as concerns our field of competence, we have no observations to make.

ii.	We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 21, 2024.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee